ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
December 7, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

<u>Cybird Co., Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated November 24, 2005 entitled "Notice of Posting of Revaluation Loss on Investment Securities";

2. Results of Operation (Consolidated), Interim Period for FY ending March 31, 2006; and

3. Results of Operation (Non-Consolidated), Interim Period ended September 30, 2005.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

12/13

Enclosure

<Translation>

CYBIRD

URL : http://www.cybird.co.jp/english/investor/

JASDAQ

News Release

November 24, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Posting of Revaluation Loss on Investment Securities

Tokyo, Japan, November 24, 2005 — CYBIRD Co., Ltd. announced that it posted a revaluation loss on shares held in its consolidated subsidiaries C&T Mobile Support Co., Ltd., and AXISSOFT Corporation for the interim period of the fiscal year ending March 31, 2006. Details are as follows.

1. Reason for posting revaluation loss

CYBIRD is developing its customer support business through its consolidated subsidiary C&T Mobile Support Co., Ltd. Since its establishment in September 2004, the subsidiary has been in a start up investment phase. To improve the profitability of the business, CYBIRD has decided to take over full control of management of the subsidiary's operations for the time being, while at the same time posting a revaluation loss on the shares held in the subsidiary to reflect prior losses.

In addition, CYBIRD has decided to post a revaluation loss on the shares held in AXISSOFT Corporation, which the Company made a consolidated subsidiary in March 2005 for the purpose of strengthening technology development. CYBIRD is taking a conservative stance in posting this revaluation loss after considering the progress of the new business and the status of reorganization efforts regarding AXISSOFT's unprofitable businesses.

Despite the posting of these revaluation losses, CYBIRD believes it has achieved some positive results regarding its original goals for consolidating these two subsidiaries—the strengthening of its customer support function, establishing a stable development base for the pursuit of the goals of its mid-term corporate strategy, and acquiring new resources.

2. Impact on CYBIRD's Performance in Current Fiscal Year

Due to recording of the loss on revaluation of the shares held in the subsidiaries, CYBIRD posted an extraordinary loss on revaluation of investment securities totaling ¥493 million on a non-consolidated basis for the interim period of the fiscal year ending March 31, 2006.

Regarding of recording of the loss on revaluation of the shares, CYBIRD posted an extraordinary loss on write-down of consolidated adjustment account totaling ¥330 million and restructuring expenses totaling ¥108 million on a consolidated basis for the interim period of the fiscal year ending March 31, 2006.

On the other hand, along with the sales of shares of an affiliate during the interim period, the Company recorded an extraordinary gain on sale of investment securities of ¥923 million on non-consolidated basis and an extraordinary gain of ¥853 million on consolidated basis. Therefore, at this time, the Company does not intend to change its Revision of Fiscal Earnings Forecasts (consolidated and non-consolidated) for the fiscal year ending March 2006 that was announced on May 25, 2005, preferring to continue implementing measures while keeping an eye on the overall progress of the mid-term corporate strategy.

(End of document)

File No.82-5139

<Translation>

CYBIRD®

JASDAQ

http://www.cybird.co.jp/english/ investor/

November 24, 2005

Results of Operation (Consolidated), Interim Period for FY ending March 31, 2006

CYBIRD Co., Ltd. Listing: JASDAQ
Security Code: 4823 Head office: Tokyo
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contacts: Tomosada Yoshikawa
Executive Vice President Tel: +81-3-5785-6111

Date of Approval by Board of Directors: November 24, 2005
Adoption of US GAAP: Not Applicable

1. Results of Operation, Interim Period for FY ending March 31, 2006 (From April 1, 2005 to September 30, 2005)

(1) Consolidated Results of Operation (Unit: millions of yen, round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30,2005	6,819 (10.5)	21 (-90.7)	36 (-84.7)
Interim ended September 30,2004	6,170 (24.0)	228 (663.9)	237 (758.1)
Year ended March 31, 2005	12,488	718	721

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)
	Millions of yen (%)	Yen	Yen
Interim ended September 30,2005	81 (-92.2)	371.29	364.21
Interim ended September 30,2004	1,037 (-)	5,077.26	5,030.39
Year ended March 31, 2005	1,519	7,435.47	7,368.04

Note:1. Investment Profit (Loss) on Equity Method
(as of September 30, 2005) 20 million yen (as of September 30, 2004) -yen (as of March 31, 2005) -10 million yen
2. Average Number of Shares Issued (Consolidated)
(as of September 30, 2005) 218,292shares (as of September 30, 2004) 204,243 shares (as of March 31, 2005) 204,398 shares
3. Change of Accounting Method Not Applicable
4. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.
5. % shows increase / decrease of each item, compared with the same period in the previous year.

(2) Consolidated Financial Conditions (Unit: millions of yen, round down)

	Total Assets	Shareholder's Equity	Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	Yen
September 30, 2005	18,648	12,486	67.0	54,181.12
September 30, 2004	9,881	7,698	77.9	37,538.19
March 31, 2005	12,067	8,098	67.1	39,264.81

Note:1. Number of Shares Issued (Consolidated)
(as of September 30, 2005) 230,461 shares (as of September 30, 2004) 205,089 shares (as of March 31, 2005) 206,247 shares
2. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.

(3) Consolidated Cash Flow Conditions (Unit: millions of yen, round down)

	Cash Flow from Operating Activities	Cash Flow from Investment Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Interim ended September 30,2005	-905	-4,694	4,429	1,979
Interim ended September 30,2004	130	1,380	431	5,125
Year ended March 31, 2005	597	-1,029	503	3,253

<Translation>

(4) Basis of Consolidation / Equity Method

Number of consolidated companies	6
Number of non-consolidated companies to which equity method is applied	-
Number of companies to which equity method is applied	2

(5) Change in Scope of Consolidation

Number of consolidated companies	Added: 3	Excluded: -
Number of companies to which equity method is applied	Added: 1	Excluded: 1

2. Earnings Forecasts for Fiscal Year ending March 31, 2006 (from April 1, 2005 to March 31, 2006)

(Unit: millions of yen, round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2006	16,100 – 18,100	1,200 – 1,500	700 - 880

Reference: Projected Earnings per Share (Full-year) ¥3,037.39 – 3,818.43

Calculated by the number of shares issued (230,461) at the end of the interim.

The above-mentioned earnings forecasts for FY ending March 31, 2006 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.

CYBIRD

http://www.cybird.co.jp/english/investor/

JASDAQ

November 24, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
6-10-1 Roppongi, Minato-ku, Tokyo
Contact: Tomosada Yoshikawa
Executive Vice President
Tel: +81-3-5785-6111

Results of Operation (Consolidated), Interim and the Second Quarter

Fiscal Year ending March 31, 2006

1. **Business Overview** P- 2
2. **Business Policies** P- 6
3. **Financial Condition and Results of Operation** P-10
4. **Consolidated Financial Statements (Interim)** P-17
5. **Consolidated Financial Statements (Quarter)** P-34
6. **Stock Information** P-43
7. **Others** P-46
8. **Risk Factors** P-48
9. **Changes of Business Segments** Appendix
10. **CYBIRD's IP Content Service List** Appendix

1. Business Overview

1-1 Business Segments

Our Consolidated Group comprises CYBIRD Co., Ltd. ("CYBIRD" or "the Company") and six consolidated subsidiaries (GiGAFLOPS Japan Inc., C&T Mobile Support Co., Ltd., AXISSOFT Corporation and CYB INVESTMENT INC. (Note 1), Airborne Entertainment Inc. (Note 1) and PLUS MOBILE COMMUNICATIONS Co., Ltd.(Note 2)) and two affiliates (DMOVE Co., Ltd. and JIMOS CO., LTD.). Our main business fields are (1) Mobile Content Business, (2) Marketing Solution Business, (3) E-Commerce, (4) Advertising Business and (5) International Business.

Note 1: On June 23, 2005, CYBIRD formed a wholly owned subsidiary CYB INVESTMENT INC., which then acquired 85.0% of Airborne Entertainment Inc. on June 30, 2005, converting that company into a subsidiary.

Note 2: On August 8, 2005, CYBIRD established a subsidiary PLUS MOBILE COMMUNICATIONS INC. and invested 60% of its shares.

(1) Mobile Content Business

We develop and provide paid content services for Internet-enabled mobile phones via major Japanese wireless network operators.

(2) Marketing Solution Business

We provide consulting services for mobile Internet businesses, marketing solution services utilizing mobile phones for the planning, development, and operation of mobile Internet sites and customer support services through C&T Mobile Support Co., Ltd., consolidated subsidiary of CYBIRD. In compensation for these services, we receive consulting fees, planning/ development/ operating fees and customer support fees. We also operate a technology-related business constructing basic systems for clients utilizing the data base products of consolidated subsidiary AXISSOFT Corporation.

(3) E-Commerce Business

CYBIRD has a mobile-phone-based e-commerce business. The Company plans to push forward with the development of its alliance business with JIMOS Co., Ltd., an affiliate specializing in direct marketing, planning to further expand e-commerce operations into a core business.

(4) Advertising Business

In August 2005, to promote development of the advertising business in accordance with our mid-term corporate strategy, we established a subsidiary, PLUS MOBILE COMMUNICATIONS INC., as a joint venture between cyber communications inc. and OPT Inc. The new subsidiary will utilize the large-scale mobile customer data base organized by CYBIRD through its business alliances in various business sectors and the know-how of the joint venture partners cyber communications inc. and OPT Inc. to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

(5) International Business

We are emphasizing North America and Europe in our strategies because of expected rapid growth in their mobile content markets. We plan to expand our business in these regions through capital alliances with leading local content providers. In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary.

1-2 Relations with Subsidiaries and Affiliates

DMOVE Co., Ltd., a joint venture established with IMAGICA Corp. in February 2002, builds deeper cooperation with us in digital content service development and sales, primarily for motion picture content streaming.

GiGAFLOPS Japan Inc., converted into a wholly owned subsidiary in April 2003, provides consulting services primarily to wireless network operators domestically and internationally.

Formed in September 2004, C&T Mobile Support Co., Ltd. primarily provides customer support services for corporations and government bodies that operate mobile sites.

Utilizing the planning, product development, and customer communications abilities of JIMOS, with which we formed a strategic business and capital alliance in March 2005, we are developing an e-commerce business based on our established customer base. We are also considering a possible capital merger and a group management organization following evidence of a good result from the business alliance.

AXISSOFT Corporation, based on a business and capital alliance formed in March 2005, will give CYBIRD top priority in the supply of business resources including technicians. Based on this alliance, CYBIRD will commission its various system development tasks to AXISSOFT, establishing a stable software development base for the future.

In June 2005, we established wholly owned CYB INVESTMENT INC. to promote development in the North American market, and through that subsidiary took a major stake in leading local content provider Airborne Entertainment Inc., converting it into a subsidiary. With this action, CYBIRD has begun full-scale business expansion in the North American region, which is expected to experience rapid growth in the mobile content market.

Established in August 2005 as a joint venture between our subsidiary cyber communications inc. and OPT Inc., PLUS MOBILE COMMUNICATIONS is utilizing the large-scale mobile customer data base organized by CYBIRD and the know-how of the joint venture partners cyber communications and OPT to develop e-mail products targeting specific customer groups and mobile advertising products for Web site.

CYBIRD Group Business Chart

Mobile Content Business


CYBIRD Co., Ltd.
Subscription Fee Deduction of Collection Fee
Information / Service
Information Providing Fee
Content Information
Information Fee (Revenue Share)
Site Operation
Information
Client Companies
Subscription Fee Deduction of Collection Fee
Information / Service
Wireless Network Operators
Information Fee
Information / Service
General Users

Marketing Solution Business


CYBIRD Co., Ltd.
Payment
Application Development / Consulting
Motion Picture Production
Payment
Customer Support Service
Payment
System Development
Subsidiary
GiGAFLOPS Japan Inc.
Payment
Subsidiary
C&T Mobile Support Co., Ltd.
Payment
Site Development / Operation
Payment
Application Development / Consulting
Affiliate
DMOVE Co., Ltd.
Payment
Customer Support Service
Subsidiary
AXISSOFT Corporation
Payment
Motion Picture Production
Payment
System Development
Client Companies

Note: KLab Inc. is no longer an affiliate due to the sale of its shares as of September 30, 2005.

E-Commerce / Advertising Business



General Users
Payment
Merchandise
Payment
Merchandise
Affiliate
JIMOS CO., LTD.
Payment
Merchandise
E-Commerce Business
CYBIRD Co., Ltd.
Payment
Ad Spot
Subsidiary : PLUS MOBILE COMMUNICATIONS INC.
Payment
Development / Sales of Ad product
cyber communications inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Ad Agency
OPT Inc.
Payment
Sales of Ad product
Payment
Sales of Ad product
Client Companies for Advertising
Advertising Business

International Business



General Users
Information Fee
Information / Service
Information Providers
Wireless Network Operators
Information Providing Fee
Content Information
Subscription Fee Deduction of Collection Fee
Information / Service
Subsidiary : Airborne Entertainment Inc.
Providing Capital and Know-how
Subsidiary : CYB INVESTMENT INC.
Providing Capital and Resource
CYBIRD Co., Ltd.

Note: Airborne Entertainment, became subsidiaries in June 2005, was not included in the scope of consolidation in income statements for this Interim.

1-3 CYBIRD's Consolidated Companies (As of September 30, 2005)

Company	Location	Foundation	Principal Business	Paid-in Capital	Shares Issued	CYBIRD's Stake (%)
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	February, 2000	Information Technology	¥70 mil.	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	September, 2004	Customer Support	¥225 mil.	9,000	100.00
CYB INVESTMENT INC.	Delaware, USA	June, 2005	Overseas Investment	US$10,000	10,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	October, 2000	Information Technology	US$22 mil.	7,086,417	85.00
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	August, 2005	Advertising Planning	¥50 mil.	2,000	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	November, 1987	Information Technology	¥639 mil.	4,028	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	February, 2002	Information Technology	¥60 mil.	1,200	48.75
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	September, 1998	Commerce	¥1,176 mil.	61,520	20.13

(Note) Airborne Entertainment Inc. was covered into the scope of consolidation except for income statements.

2. Business Policies

2-1 Business Principles/Missions

Considering the maximization of shareholders' benefit, we consider that it is our basic business principle to create new values through the mobile Internet as "Best Partner for the Mobile Internet". In other words, we work to make people's lives fuller and more convenient by providing new method of society/life. Our business is driven by the four policies shown below.

(1) Selection and Focus on Strategic Business Fields
(2) Adaptation to Change in the Business Environment
(3) Emphasis on Profitability, Sustainability and Expandability
(4) Maximization of Synergies

2-2 Dividend Policy

We recognize returning profits to our shareholders as a top priority issue. Our basic dividend policy is to determine dividends after consideration of our business performance, financial position and the need to expand internal reserves for future business development. For the fiscal year under review, as part of the process of returning profits to shareholders, we plan to issue an annual cash dividend of ¥167 per share.

2-3 Stock Unit Adjustment Policy

From the aspect of increasing liquidity in the equity market and promoting the participation among broader range of investors, we regard it as a basic policy to review from time to time the stock unit adjustment.

2-4 Mid to Long-term Business Policy

The fundamental strategy of the CYBIRD Group is to provide convenience and enjoyment to users by combining various situations in life with "+mobile". Through this interface with users, we try to be a "situation marketing" company that supplies information and services that will enrich their lives. In order to realize that goal, the Company implements its mid-term strategy to expand our platform businesses. The performance goals of the mid-term business plan are net sales of ¥60.0 billion for the fiscal year ending March 2008.

The framework of the plan is as follows.

(1) Based on business alliances with companies in a variety of business sectors, CYBIRD will supply business solutions that provide its alliance partners with business advantages while organizing a large-scale customer base by making it possible for the customers of its business alliance partners to use CYBIRD's services.

(2) For customers in this pool of customers that can use CYBIRD's services, the Company will aim to keep them as long-term customers by constantly providing services that are "convenient and fun."

(3) CYBIRD plans to maximize earning from its long-term customers by providing them with a variety of services, such as the e-commerce and advertising services that are just getting under way, in addition to its traditional mobile content services.

In its international business strategy, CYBIRD is emphasizing the North American and European mobile content markets, which are expected to experience high growth. The Company is targeting business expansion based on capital alliances with leading local content providers.

2-5 Corporate Governance

(1) Fundamental Stance on Corporate Governance

In our view, corporate governance's role is to act as a business administrative function that maximizes corporate value for our stakeholders. To establish such a corporate governance function, we have appointed outside directors and auditors and concentrated our efforts on building an organization that enables fast decision-making and that closely monitors business execution. Our efforts are also directed toward ensuring continued improvement in the transparency of our business and our ability to adapt to changes in the business environment.

(2) Corporate Governance Organization and Recent Actions

① Corporate Governance Organization Covering Decision-Making, Business Execution, Auditing, and Other Management Systems

a) Board of Directors

The Board of Directors comprises nine directors including three outside directors. The regular monthly meetings and special meetings of the Board are held to consider significant business decisions and to monitor business activities. Moreover, the Executive Committee comprising corporate officers, operating officers and the standing auditors meet weekly to do preliminary screening of the items to be decided on by the Board of Directors and to deliberate various issues related to the overall business.

b) Audit Committee

The Audit Committee comprises three outside auditors, with one serving as a standing auditor. The standing auditor particularly participates in the meetings of the Board of Directors and the Executive Committee, implementing extensive audits of the appropriateness, efficiency and compliance of business activities, and provides advice and recommendations on the suitability of business activities.

c) Internal Monitoring Office

The officer for Internal Monitoring Office reports directly to the President. In addition to monitoring special items indicated by the President, the office monitors compliance with critical decisions made by each department, other company regulations, and monitoring business efficiency.

d) Independent Audit Firms and Legal Advisors

CYBIRD has hired Tohmatsu & Co. as its independent auditors. It also has concluded a contract with a legal office to enable us to receive appropriate advice and guidance on all legal issues.

e) Checks and Balances Function and Various Committees

We are establishing a management function that enables quick and appropriate decision-making by reviewing internal operation flow, besides forming various rules and regulations. The IR Committee considers measures to make our business more transparent while the Crisis Management Committee considers measures to strengthen the Company's corporate governance systems and the Privacy Mark Management Committee to protect customer's information.

② Vested Interests of Outside Directors and Auditors Due to Personal, Investment and Business Relationships

a) An outside director of CYBIRD, Fujio Komura is also the president of JIMOS, who concluded a comprehensive commerce business alliance with CYBIRD in the field of mobile commerce. However, as an

individual, Fujio Komura has no direct vested interest in CYBIRD that could cause a conflict of interest. Neither does an outside director Shogo Ikeuchi and Hiroyuki Sawada have direct vested interest in CYBIRD that could cause a conflict of interest.

b) None of the outside auditors have any business relationships with CYBIRD.

(3) Relationships with parent company, etc.

No parent company

(4) Internal Monitoring Structure and Procedures

① Internal Monitoring Office

The Internal Monitoring Office is directly under the control of the President. Based on the Internal Monitoring Regulations, the office monitors compliance with laws and ordinances, the operation of the system of internal checks. The office also carries out compliance inspections to determine the appropriateness of accounting practices and asset management and efficiency inspections to determine the rationality and efficiency of management's business goals on a regular basis.

② Administrative Departments

For the purpose of achieving compliance with rules and regulations, the following supervisory departments ensure that the Company's internal monitoring system functions appropriately and effectively.

a) Corporate Affairs Dept.	Facilities, official corporate seals, stock management, legal guidance, etc. and information security management, etc.
b) Finance Dept.	Budgets, funds, accounting regulations, etc.
c) HR Dept.	Personnel management, recruiting, job management, etc.

etc.

③ Crisis Management Committee

The committee oversees efforts to determine the risks CYBIRD is exposed to, and to consider counter measures, and carry out in-house education. Headed by our President, the committee's mission is to take preventative action against foreseen risks and minimize damage from unexpected events.

④ IR Committee

Guided by the IR Committee, which consists of key personnel from departments throughout CYBIRD and reports directly to our Chairman, we are striving for gaining public understanding of our business, realizing a fair stock price, and increasing public awareness of the Company. Based on the motto "Timely, Fair, Accurate and Proactive disclosure," we are working to improve the quality of our IR activities.

⑤ Privacy Mark Management Committee

The Company formed this committee in September 2003 to fulfill its social obligation to protect personal data as a company in the mobile Internet business. The chairman is responsible for overseeing the activities of the committee, the mission of which is to properly protect the personal data used in our business. The Company acquired Privacy Mark® certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones.

⑥ Others

a) Protecting the privacy of personal information

In April 2005, the law concerning the protection of the privacy of personal information was enforced regarding private-sector companies. CYBIRD has already decided to handle its personal information data base in accordance with the law and the relevant government agencies. Specifically, we work to ensure the protection of the rights of users of all our content services by disclosing our policy on the use of the personal information we collect and explaining how users can check, adjust or cancel the personal information in the CYBIRD data base. Moreover, to safely manage the personal information we have received, we carry out thorough and structured program led by our Privacy Mark Management Committee that includes education and enlightenment courses for all employees and clearly defined responsibilities for those managing personal information. In addition, the number of people with access to this information is kept to a minimum and technological measures are used to

restrict access to the data. The Company also carries out regular internal monitoring inspections concerning the protection of the privacy of personal information under its compliance program of all businesses and departments handling personal information. An Internal Monitoring Officer appointed in accordance with the Internal Monitoring Regulations Concerning the Protection of the Privacy of Personal Information is responsible for these inspections.

b) Environmental Preservation

We are voluntarily implementing environmental preservation measures, such as using recycled paper name card, and collection of waste paper. In this Interim, we have achieved a 1,834.81kg reduction of CO_2 (equivalent to saving 51.00 trees). We also reduce electricity costs by shortening the operating hours of our air conditioning systems

2-6 Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

(1) Realizing the goals of the Mid-term Corporate Strategy

As mentioned previously in section 2-4 above, as part of our basic strategy to become a "situation marketing" company and develop its platform business, we have set ourselves the performance goals of net sales of ¥60.0 billion for the fiscal year ending March 2008 under our mid-term corporate strategy. To help realize those goals, we have made an analysis, evaluation, and review of our portfolio of businesses. Specifically, we now plan to expand the earning power of our existing Mobile Content and Marketing Solution businesses by strengthening their competitiveness. In addition, we intend to undertake full-scale development of new advertising and e-commerce businesses. In our International Business, we plan to establish a firm business base, chiefly through M&A, to support further expansion of our businesses.

(2) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing several committees, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

2-7 Key Managerial Indicators

Cash flow has top priority in our business. Return on Equity (ROE) is also considered to be a key business indicator. We work toward achieving ROE of more than 15% and maximizing Economic Value Added (EVA®) in the mid and long term.

3. Financial Condition and Results of Operations

3-1 Mobile Internet Business Climate

(1) Japanese Market

The Number of Mobile Phone Subscriptions

	Mobile phones
September 30, 2005	**89.12 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The Number of Internet-enabled Mobile Phone Subscriptions

	Mobile phones
September 30, 2005	**77.23 million**

Source : The Telecommunications Carriers Association (TCA) prepared by CYBIRD

The number of mobile phone subscriptions in Japan reached 89.12 million at the end of September 2005. Of this amount, the proportion of Internet-enabled handset accounts was 86.7%. The number of third generation (3G) mobile phone subscriptions at the end of September 2005 totaled 39.22 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥260.3 billion in 2004, and could grow to ¥370.6 billion by 2008. Also, the mobile commerce market in 2004 exceeded ¥201.3 billion, rose 45% from the previous year and the sales market excluding revenues from ticket order service and net auction fee, etc. expanded ¥96.9 billion, 79% up from the previous year.

The market other than paid content is expanding rapidly by the improvement of an infrastructure and the functional diversification of handsets (FeliCa-enabled, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd., The Foundation for MultiMedia Communications prepared by CYBIRD)

(2) International Market

The global number of subscribers to mobile phone services at the end of 2004 is estimated to have been approximately 1.35 billion people, and is forecast to exceed 2.5 billion by 2008. It is assumed that the number of mobile Internet users will grow as well. (Sources: MCA inc.; Mobile Internet Summary 2004-2005 prepared by CYBIRD)

3-2 Progress of Mid-Term Corporate Strategy

During the interim period, the Company commenced full-scale implementation of the measures in its 3-year mid-term corporate strategy, which got underway this fiscal year. Based on the development of its platform business, the main theme of the mid-term corporate strategy, CYBIRD is implementing a variety of actions aimed at realizing the process of "Attract customers, create a stable customer base, and realize earnings from that customer base."

(1) Attract customers

We are steadily building a large-scale customer base to which we can provide our services through our business alliances with a variety of companies. This is being achieved by cooperatively converting the users of bitWallet, Inc., operator of the "Edy" electronic money service; the visitors of FUJIKYUKO CO., LTD., operator of Fujikyuko Highland amusement park; and the customers of online securities trader E*Trade Securities Co., Ltd., and Tokio Marine & Nichodo Fire Insurance Co., Ltd., into a membership-based mobile service customer base.

(2) Create a stable customer base

During the first half of the fiscal year, we began providing various services, such as weather forecasts, stock market information, and fortune telling, to turn these new membership customers into stable, long-term customers. In future, we will steadily add new services.

(3) Realize earnings

We have also implemented measures to realize earnings from this customer base. We have jointly set up a shopping site with our e-commerce business partner JIMOS CO., LTD. To develop mobile advertising products, we established PLUS MOBILE COMMMUNICATIONS, a joint venture between our advertising subsidiary cyber communications inc. and OPT Inc. The joint venture is already acquiring advertising clients.

Through such efforts, we are steadily realizing the "Attract customers, create a stable customer base, and realize earnings from that customer base" business model set out in our mid-term corporate strategy. We intend to make further progress toward concrete realization of earnings from that business model.

Furthermore, in its international business, CYBIRD established a local business base in North America by acquiring Airborne Entertainment Inc., a leading local content provider, and turning it into a subsidiary. Utilizing this local base, the Company will develop other capital alliances with leading local content providers, focusing especially on the North American and European markets.

3-3 Consolidated Business Results (Interim & Quarter)

Consolidated Business Results for this interim period are as follows.

Consolidated net sales rose ¥649 million, or 10.5%, from the same period in the prior fiscal year, to ¥6,819 million, record high in interim base, mainly from Mobile Content and Marketing Solution revenue. Non-consolidated net sales raised ¥698 million, or 12.9%, to ¥6,129 million, also record high in interim base.

Consolidated ordinary income decreased ¥200 million, or 84.7% year on year, to ¥36 million. On a non-consolidated basis, ordinary income amounted to ¥265 million (or increased ¥55 million, or 26.3% year on year). Consolidated ordinary income was lower than non-consolidated ordinary income because of losses posted by C&T Mobile Support Co., Ltd. and AXISSOFT Corporation, which became consolidated subsidiaries in the previous fiscal year.

The customer support business is being developed by C&T Mobile Support Co., Ltd., which was established in September 2004. Presently, operations are still in the start up investment stage. AXISSOFT Corporation, which was consolidated in March 2005 in order to acquire development resources, also did not contribute significantly to performance in the first half. Nevertheless, CYBIRD did achieve some results in terms of strengthening its customer support capabilities and establishing a stable development base for mid-term corporate strategy and acquiring development resources, its original goals in consolidating these two subsidiaries.

Consolidated net income decreased ¥955 million, or 92.2% from the same period in the prior year, to ¥81 million and non-consolidated net income down ¥775 million, or 77.8% from the same period in the prior year, to ¥221 million. For the interim period, CYBIRD posted an extraordinary loss of ¥531 million on amortization of the consolidation accounts of C&T Mobile Support and AXISSOFT. On the other hand, the Company also recorded as an extraordinary gain of ¥853 million on the sale of investment securities related to the sale of shares of KLab Inc, previously an affiliate. Since CYBIRD had registered a gain of ¥1,532 million on the sale of shares of KLab in the previous interim period, interim net income declined compared with the previous interim period.

(Interim) (Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
Interim Period ended September 30, 2005	**6,819**	**36**	**81**	**371**	**1.6**	**241**
Interim Period ended September 30, 2004	6,170	237	1,037	5,077	29.1	392
Change	649	(200)	(955)	(4,705)	(27.5)	(151)

Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. 'Earnings per Share' have been calculated as if the stock split occurred at the beginning of April 2004.

(Quarter)

(Unit: Millions of yen, Round down)

	Sales (mil. yen)	Ordinary Income (mil. yen)	Net Income (mil. Yen)	Earnings per Share (yen)	ROE (Annualized, %)	EBITDA (mil. yen)
2nd Quarter, FY ending March 31, 2006	**3,528**	**(17)**	**34**	**151**	**1.1**	**85**
2nd Quarter, FY ended March 31, 2005	3,241	191	990	4,864	55.4	270
Change	287	(208)	(955)	(4,712)	(54.3)	(184)

Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. 'Earnings per Share' have been calculated as if the stock split occurred at the beginning of April 2004.

3-4 CYBIRD Group Business Results by Operation (Interim & Quarter)

(Interim)

(Unit: Millions of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)		Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	**5,142**	**75.4%**	4,449	72.1%	693	15.6%
Marketing Solution Business	**1,571**	**23.1%**	1,503	24.4%	67	4.5%
E-Commerce Business	**101**	**1.5%**	185	3.0%	(84)	(45.2)%
Advertising Business	**1**	**0.0%**	-	-%	1	-%
International Business	**2**	**0.0%**	31	0.5%	(29)	(91.3)%
Total	**6,819**	**100.0%**	6,170	100.0%	649	10.5%

Note: CYBIRD changed its business segments to five new segments specified above from the interim under review. For comparison, business results for the same period in the prior year were reclassified into the new business segments. (See Appendix at the end of this document.)

(Quarter)

(Unit: Millions of yen, Round down)

	2nd Quarter, FY ending March 31, 2006 (From July 1, 2005 to September 30, 2005)		2nd Quarter, FY ended March 31, 2005 (From July 1, 2004 to September 30, 2004)		Change	
	millions of yen	%	millions of yen	%	millions of yen	%
Mobile Content Business	**2,615**	**74.1%**	2,255	69.6	360	16.0%
Marketing Solution Business	**854**	**24.2%**	887	27.4	(33)	(3.8)%
E-Commerce Business	**56**	**1.6%**	87	2.7	(31)	(35.8)%
Advertising Business	**1**	**0.0%**	-	-	1	-%
International Business	**1**	**0.1%**	10	0.3	(9)	(87.5)%
Total	**3,528**	**100.0%**	3,241	100.0	287	8.9%

(1) Mobile Content Business

Net sales of the Mobile Content Business advanced ¥693 million, or 15.6%, from the same period in the prior fiscal year, to ¥5,142 million, a record high for interim net sales. Net sales expanded again during the interim period thanks to the continued revenue flows from CYBIRD IP content, which utilized high-brand power materials that are popular and attract media attentions, as represented by "Kazuko Hosoki's Rokusei Fortune-Telling," "Hiroyuki

Ehara Spiritual Message," and "Ruiji Kagami's Love Horoscope" as well as IP contents of other companies including popular character sites and TV and entertainment related sites.

Commencing with the interim quarter under review, the earnings from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business.

(2) Marketing Solution Business

Net sales of the Marketing Solution Business increased ¥67 million, or 4.5%, compared with the interim last year, to ¥1,571 million. During this interim, the business saw good growth in commissioned development projects for major clients, such as Gulliver Car Information, a mobile site for leading car purchase network chain Gulliver International Co., Ltd. and Reuters News & Money, a mobile financial information site for Reuters Japan. Especially this commissioned development business increased double compared with the interim last year, a record high for interim net sales.

In the customer support and technology-related operations, C&T Mobile Support Co., Ltd., and AXISSOFT Corporation which became consolidated subsidiaries in the previous fiscal year, are included in marketing solution business.

Commencing with the interim under review, the earnings from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business and the e-commerce business was established as a new, independent segment, E-Commerce Business.

(3) E-Commerce Business

Net sales of the E-Commerce Business in this interim amounted to 101 million and comprised sales of popular T-shirts, game software, and other items that CYBIRD has been selling on its site for some time. Aiming to develop the e-commerce business into a core business, CYBIRD and its business partner JIMOS fully dedicated themselves to progressing with preparation for the establishment of a joint shopping site from November this year.

(4) Advertising Business

In August, CYBIRD established PLUS MOBILE COMMUNICATIONS INC., a joint venture between cyber communications inc. and OPT Inc and started the mobile advertising business around this new subsidiary. Although advertising sales for the interim period totaled ¥1 million, CYBIRD has acquired several major advertising clients, and expects increasing contribution to earnings starting in the second half of the fiscal year.

(5) International Business

Starting with the current fiscal year, CYBIRD has changed its international business strategy to business expansion primarily based on its capital alliance with leading local content providers in the North American and European markets, and shifted its resource to promote the new business tie up. CYBIRD acquired shares of the North American content provider Airborne Entertainment Inc., and converted it to a subsidiary during this interim. The earnings or losses of the new subsidiary will be included in consolidated results beginning with the second half.

3-5 Consolidated Income Statement

(1) Net Sales

Consolidated net sales increased ¥649 million, or 10.5% compared with the same period in the previous year, to ¥6,819 million, mainly supported by sales of our Mobile Content and Marketing Solution businesses.

(2) Cost of Sales

Consolidated cost of sales for this interim was ¥4,508 million, rising ¥730 million, or 19.3%, from the same period in the previous year. The cost percentage increased by 4.9 percentage points from the same period in the previous year to 66.1% in consolidated base and 1.3 percentage points in non-consolidated base. The jump in the cost of sales percentage can be attributed to an increase in information fees in the Mobile Content Business due to the brand power of some content providers and due to the change of the scope of consolidation. As a result, percentage of cost of sales to consolidated gross profit margin for the period under review was 33.9% and the consolidated gross profit margin amounted to ¥2,311 million, down ¥81 million, or 3.4%, year on year.

Non-consolidated gross profit sales increased ¥174 million or 8.9% year on year, to ¥2,151 million.

(3) Sales, General and Administrative Expenses ("SG&A expenses")

Major SG&A expenses were as follows;

(Interim) (Unit: Millions of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 to September 30, 2004)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**773**	696	76	11.0%
Advertisement Expenses	**78**	134	(55)	(41.4)%
Research and Development Expenses	**227**	261	(34)	(13.0)%
Commission Paid	**800**	656	144	22.0%
Others	**409**	415	(6)	(1.5)%
Total	**2,290**	2,164	125	5.8%

(Quarter) (Unit: Millions of yen, Round down)

	2nd Quarter, FY ending March 31, 2006 (From July 1, 2005 to September 30, 2005)	2nd Quarter, FY ended March 31, 2005 (From July 1, 2004 to September 30, 2004)	Change	
	Millions of yen	Millions of yen	Millions of yen	%
Personnel Expenses	**381**	340	40	12.0%
Advertisement Expenses	**42**	91	(49)	(54.2)%
Research and Development Expenses	**114**	131	(16)	(12.8)%
Commission Paid	**441**	325	116	35.6%
Others	**202**	204	(2)	(1.2)%
Total	**1,181**	1,094	87	8.0%

SG&A expenses for the interim totaled ¥2,290 million, up ¥125 million, or 5.8%, from the same period in the previous year. The increase in personnel expenses due to growth in the number of CYBIRD employees aimed building strong business foundation and an increase in commission fees paid to mobile carriers due to the sales growth in the Mobile Content Business pushed up SG&A expenses compared with the same period in the previous year on a consolidated basis. Nevertheless, overall costs were down thanks to ongoing planned cost-restraint efforts. The SG&A expenses to net sales ratio, therefore, decreased 1.5 percentage points, to 33.6%. The Company is being able to restrain the level of its advertising expenses despite the continued sales growth through the use of the brand and media power of information providers.

(4) Operating Income and Ordinary Income

Interim consolidated operating income was ¥21 million, down ¥206 million, or 90.7%, compared with the prior interim period. Non-consolidated operating income increased ¥37 million, or 18.6%, to ¥239 million. As indicated in "3-3 Consolidated Business Results (Interim Period and 2nd Quarter)," operating income on a consolidated basis fell substantially more than non-consolidated operating income because of the losses posted by consolidated subsidiaries C&T Mobile Support Co., Ltd., and AXISSOFT Corporation.

Consolidated ordinary income fell ¥200 million, or 84.7%, to ¥36 million, while non-consolidated ordinary

income increased ¥55 million, or 26.3%, to ¥265 million year on year. Among non-operating income items, major factors affecting these performances included equity in the earnings of affiliate JIMOS CO., LTD. and foreign exchange gains resulting from the acquisition of a leading North American content provider Airborne Entertainment Inc. through the Company's local subsidiary CYB INVESTMENT INC. Major non-operating items included share issuing expenses related to the third-party capital increase made to RECRUIT and expenses related to the introduction during the interim period of measures to prevent hostile takeovers of CYBIRD.

(5) Net Income

Interim consolidated net income amounted to ¥81 million, down ¥955 million from the previous interim period, while interim non-consolidated net income declined ¥775 million, to ¥221 million. The main factors in these performances were an extraordinary gain of ¥853 million on the sale of investment securities related to the sale of shares of KLab Inc, previously an affiliate, and an extraordinary loss of ¥531 million on amortization of the consolidation accounts of C&T Mobile Support and AXISSOFT, income taxes, and minority interest losses recorded during this interim period.

3-6 Consolidated Balance Sheet

At the end of September 2005, total assets amounted to ¥18,648 million. Total liabilities were ¥5,865 million, minority interests were ¥296 million and shareholders' equity was ¥12,486 million.

Investment securities expanded during the interim due to the additional purchase of shares of JIMOS CO., LTD., under the capital alliance formed in the previous FY and the inclusion of JIMOS as an affiliate accounted for by the equity method. Furthermore, due to the acquisition of shares and conversion to a subsidiary of leading local content provider Airborne Entertainment through CYBIRD's newly established local subsidiary in North America, CYB INVESTMENT INC., there was a marked increase in fixed assets (Investments and other assets) during the period under review. There was also a notable increase in common stock and additional paid-in capital due to the third-party capital increase placed with RECRUIT Co., Ltd., during the quarter.

	Interim Period ended September 30, 2005	Interim period ended September 30, 2004
Equity ratio (%)	**67.0**	77.9
Equity ratio on a market value basis (%)	**384.3**	290.6
Debt Redemption (years)	-	0.0
Interest Coverage Ratio (times)	-	53.1

Equity ratio: shareholders' equity / total assets

Equity ratio on a market value basis: aggregate market value / total assets

Debt redemption (years): interest-bearing debt / operating cash flow

Interest coverage ratio: operating cash flow / interest payment

Note 1) Aggregate market value was calculated by using total issued and outstanding shares at the end of the period multiplied by the closing price for CYBIRD's stock on the last day of business in this interim.

2) Operating cash flow is used in the calculation of Debt Redemption and Interest Coverage Ratio. "Interest-bearing debt" includes all balance sheet debt with interest payment.

3) To provide a figure based on annualized cash flows from operating activities, Debt Redemption figures have been multiplied by two.

4) Debt Redemption and Interest Coverage Ratio of the interim period, interim period ended September 30, 2005 are not mentioned due to a negative cash flow from operating activities.

3-7 Consolidated Cash Flow Statement

At the end of September 2005, cash and cash equivalents totaled ¥1,979 million, decreasing by ¥3,146 million, or 61.4%, from the same period in the previous year, and decreasing by ¥1,274 million, or 39.2%, from the end of the previous fiscal year. Conditions/contributing factors in each cash flow segment for this interim under review are as follows.

(Cash flow from operating activities)

Cash flows from operating activities decreased by ¥905 million compared with an increase of ¥130 million in the same period in the previous fiscal year. In addition to ordinary income of ¥36 million and depreciation and amortization expenses of ¥220 million, there were declines in accounts payable and accrued expenses as well as ¥854 million in income tax paid.

(Cash flow from investing activities)

Cash flow from investing activities decreased by ¥4,694million compared with an increase of ¥1,380 million in the same period in the previous fiscal year. Among cash inflow, there was ¥994 million from the sale of shares of KLab Inc., which had been an affiliate. Major cash outflows included ¥4,390 million for the acquisition of shares of leading North American content provider Airborne Entertainment Inc. In addition, the Company made expenditures of ¥939 million to purchase additional shares of JIMOS CO., LTD., and convert the company to an affiliate.

(Cash flow from financing activities)

Cash flow from financing activities increased by ¥4,429 million compared with an increase of ¥431 million in the same period in the previous fiscal year. The main contributor to the increase was a total of ¥4,299 million in proceeds from share issuance in the third-party capital increase placed with RECRUIT Co., Ltd.

3-8 Earning Forecasts

The earning forecasts announced on May 25, 2005 for the consolidated and non-consolidated fiscal years ending March 2006 has no revision as shown below.

Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2006	16,100 - 18,100	1,200 - 1,500	700 - 880

Non-Consolidated Earnings Forecast (Unit: Millions of yen)

	Net Sales	Ordinary income	Net Income
FY ending March 2006	13,500 - 15,500	850 - 1,150	510 - 690

The above-mentioned earnings forecasts for FY ending March 2006 are premised on information available on the announcement date, and on the assumption regarding the future results of operation, which contain risk and uncertain factors. Actual results may be affected by various factors and differ from the above-mentioned earnings forecasts.

4. Consolidated Financial Statements (Interim)

4-1 Consolidated Balance Sheet (Interim)

(Unit: Thousands of yen, Round down)

	September 30, 2005		September 30, 2004		March 31,2005	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current assets:						
Cash and cash equivalents	2,228,157		5,125,540		3,468,402	
Accounts receivable	3,632,215		2,629,445		3,341,895	
Inventories	43,219		6,834		62,733	
Others	439,270		320,844		359,705	
Allowance for doubtful accounts	(30,417)		(31,254)		(33,143)	
Total current assets	6,312,445	33.8	8,051,410	81.5	7,199,594	59.7
Property and equipment:						
Tangible fixed assets:	319,902	1.7	231,725	2.3	291,116	2.4
Intangible fixed assets:						
Software	686,242		393,107		705,869	
Conso. Adjustment accounts	4,432,581		-		328,922	
Identifiable intangible assets	2,092,760		-		-	
Others	140,538		42,069		206,433	
Total intangible assets	7,352,122	39.5	435,176	4.4	1,241,225	10.3
Investment and other assets:						
Investment securities	3,300,403		389,426		2,680,857	
Deposit with landlord	430,361		349,030		374,769	
Others	936,690		453,871		282,658	
Allowance for doubtful accounts	(3,202)		(28,813)		(3,202)	
Total investment and other assets	4,664,252	25.0	1,163,515	11.8	3,335,083	27.6
Total property and equipment	12,336,277	66.2	1,830,417	18.5	4,867,424	40.3
Total	18,648,723	100.0	9,881,827	100.0	12,067,019	100.0

(Unit: Thousands of yen, Round down)

	September 30, 2005		September 30, 2004		March 31,2005	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,496,182		1,006,875		1,289,920	
Short-term debt	300,385		2,496		221,332	
Accrued expenses	3,224,472		188,626		586,714	
Accrued income taxes	363,586		629,297		874,905	
Bonus payment reserve	40,090		75,750		142,815	
Others	180,552		55,318		158,282	
Total current liabilities	5,605,268	30.0	1,958,364	19.8	3,273,971	27.1
Long-term liabilities:						
Total fixed debt	259,986	1.4	2,928	0.0	188,165	1.6
Total liabilities	5,865,255	31.4	1,961,292	19.8	3,462,136	28.7
Minority interests:						
Minority interests	296,832	1.6	221,863	2.3	506,632	4.2
Shareholders' Equity:						
I Common stock	5,426,925	29.1	3,230,710	32.7	3,267,415	27.1
II Additional paid-in capital	5,483,621	29.4	3,287,405	33.3	3,324,110	27.5
III Retained earnings	1,675,518	9.0	1,180,554	11.9	1,663,353	13.8
IV Unrealized gain in available-for-sale securities	5,424	0.0	-	-	(156,630)	(1.3)
V Foreign currency transaction adjustment	(104,854)	(0.5)	-	-	-	-
Total shareholders' equity	12,486,635	67.0	7,698,671	77.9	8,098,249	67.1
Total	18,648,723	100.0	9,881,827	100.0	12,067,019	100.0

4-2 Consolidated Income Statements (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)		Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	6,819,804	100.0	6,170,669	100.0	12,488,383	100.0
Cost of sales	4,508,425	66.1	3,777,922	61.2	7,569,874	60.6
Gross Profit	2,311,379	33.9	2,392,747	38.8	4,918,508	39.4
Selling, general and administrative expenses	2,290,054	33.6	2,164,606	35.1	4,200,456	33.6
Operating Income	21,325	0.3	228,140	3.7	718,052	5.8
Non-operating income	52,585	0.8	13,518	0.2	26,975	0.2
Interest received	24		843		1,667	
Equity in net gain of an affiliate	20,303		-		-	
Grant money	-		4,302		9,452	
Commission fees	-		4,800		9,600	
Damage compensation income	-		3,300		3,300	
Foreign exchange gain	27,684		192		160	
Others	4,572		80		2,795	
Non-operating expenses	37,575	0.6	4,547	0.1	23,837	0.2
Interest paid	4,098		2,350		2,409	
Trust expenses for subscription rights	11,512		-		-	
Share issue expenses	19,411		-		94	
Loss on sales of equipments	-		883		883	
Loss on cancellation of insurance	-		493		493	
Others	2,553		820		19,957	
Ordinary Profit	36,334	0.5	237,111	3.8	721,189	5.8
Extraordinary profit	853,112	12.5	1,532,384	24.9	1,917,748	15.3
Gain on sale of investment securities	853,112		1,532,384		1,850,487	
Gain on change of equity	-		-		67,261	
Extraordinary loss	531,711	7.8	116,294	1.9	251,758	2.0
Loss on sale of tangible fixed assets	1,040		-		34,317	
Loss on sale of investment securities	-		33,309		33,309	
Software reevaluation loss	52,217		25,672		44,781	
Loss on change in ownership ratio	39,252		-		-	
Restructuring expenses	108,668		-		77,798	
Write-down of consolidation adjustment account	330,532		28,498		28,498	
Allowance for doubtful accounts	-		28,813		-	
Bad debt loss	-		-		33,052	
Income Before Income Taxes and minority Interests	357,735	5.2	1,653,201	26.8	2,387,179	19.1
Income Taxes	342,738	5.0	632,837	10.3	897,138	7.2
Prior Year Adjustments of income taxes	79,993	1.2	(15,627)	(0.3)	4,048	0.0
Profit (Loss) on minority interests	(146,047)	(2.2)	(1,008)	(0.0)	(33,806)	(0.3)
Net Income (Loss)	81,051	1.2	1,037,000	16.8	1,519,799	12.2

Sales by Operations

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)		Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	5,142,379	75.4	4,449,094	72.1	9,376,736	75.1
Marketing Solution Business	1,571,829	23.1	1,503,842	24.4	2,595,999	20.8
E-Commerce Business	101,805	1.5	185,829	3.0	478,313	3.8
Advertising Business	1,025	0.0	-	-	-	-
International Business	2,764	0.0	31,903	0.5	37,334	0.3
Total	6,819,804	100.0	6,170,669	100.0	12,488,383	100.0

Note) Consumption tax is not included in the sum mentioned above

4-3 Consolidated Statement of Shareholders' Equity (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen	thousands of yen
Additional paid-in capital:			
I Balance at the beginning of period	3,324,110	3,213,123	3,213,123
II Increase in additional paid-in capital			
1. Increase due to share issuance	2,159,510	74,282	110,987
III Balance at the end of period	5,483,621	3,287,405	3,324,110
Retained earnings:			
I Balance at the beginning of period	1,663,353	177,400	177,400
II Increase in retained earnings			
1. Net income (loss) for the interim	81,051	1,037,000	1,519,799
III Decrease in retained earnings			
1. Dividend	68,886	33,846	33,846
IV Balance at the end of period	1,675,518	1,180,554	1,663,353

4-4 Consolidated Cash Flow Statements (Interim)

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen	thousands of yen
Operating activities:			
Income before income taxes and minority interest	357,735	1,653,201	2,387,179
Depreciation and amortization	220,113	164,305	310,602
Write-down of consolidation adjustment account	338,755	28,498	28,498
Restructuring expenses	108,668	-	45,905
Increase (decrease) in allowance for doubtful accounts	(2,726)	33,283	35,172
Increase (decrease) in bonus payment reserve	(102,725)	(44,282)	(12,162)
Increase (decrease) in reserve for employee's retirement benefits	(10,052)	-	-
Interests and dividend earned	(24)	(843)	(1,667)
Interest expenses	4,098	2,350	2,409
Equity in net earnings (losses) of an affiliate	(20,303)	-	10,932
Loss on sales of investment securities	-	33,309	33,309
Gain on sales of investment securities	(853,112)	(1,532,384)	(1,850,487)
Loss on sale of tangible fixed assets	1,040	-	34,317
Impairment of software	52,217	25,672	44,781
Gain on change of equity	39,252	-	(67,261)
(Increase) decrease in accounts receivable	94,028	(180,754)	(733,038)
(Increase) decrease in inventories	19,513	(16,307)	(43,293)
Increase (decrease) in accounts payable	(107,147)	217,357	380,532
Increase (decrease) in accrued expenses	(170,503)	(117,262)	83,306
Others	(31,039)	1,577	83,334
Total	(62,210)	267,721	772,371
Interests and dividends received	24	843	1,667
Dividends received from companies accounted for by the equity method	14,857	-	-
Interest paid	(4,524)	(2,467)	(2,526)
Income tax paid	(854,065)	(135,140)	(174,055)
Cash flow from operating activities	(905,919)	130,956	597,457
Investing activities:			
Increase (decrease) in fixed deposit	15,741	-	-
Expenditures for property and equipment	(58,583)	(37,169)	(46,178)
Expenditure for intangible fixed assets	(308,050)	(183,026)	(324,544)
Expenditure for investment securities	(939,660)	(3,200)	(2,435,860)
Proceeds from sales of investment securities	994,000	-	100,000
Expenditure for purchase of stocks of subsidiaries changing consolidation scope	(4,390,829)	-	(11,863)
Proceeds from sales of stocks of subsidiaries changing consolidation scope	-	1,598,608	1,889,108
Expenditure for purchase of stocks of affiliates changing consolidation scope	-	-	(319,641)
Proceeds from short-term lending	-	1,750	55,000
Expenditures for deposits with landlord	(58,029)	(1,352)	(1,886)
Proceeds from deposits with landlord	2,438	2,583	65,898
Others	48,748	2,573	650
Cash flow from investing activities	(4,694,223)	1,380,767	(1,029,315)
Financing activities:			
Proceeds from short-term debt	80,000	270,000	270,000

Repayment of short-term debt	(43,998)	(150,266)	(150,266)
Proceeds from long-term debt	200,000	-	-
Repayment of long-term debt	(52,148)	(23,892)	(25,140)
Expenditure for bond redemption	(25,000)	-	-
Proceeds from issuance of new shares	4,299,608	148,565	221,975
Proceeds from subscription for stock by minority shareholders	40,000	220,500	220,500
Dividends payment	(69,138)	(33,186)	(33,303)
Cash flow from financing activities	4,429,324	431,720	503,766
Foreign currency translation adjustment of cash and cash equivalents	(103,685)	58	38
Increase (decrease) in cash and cash equivalents	(1,274,503)	1,943,503	71,947
Cash and cash equivalents at the beginning of period	3,253,984	3,182,036	3,182,036
Cash and cash equivalents at the end of period	1,979,480	5,125,540	3,253,984

Notes to Consolidated Financial Statements

1. Basis of Consolidation	(1) Number of Consolidated Companies: 6 Names of Consolidated Companies: GiGAFLOPS Japan Inc. C&T Mobile Support Co., Ltd. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. PLUS MOBILE COMMUNICATIONS Co., Ltd. Since CYB INVESTMENT INC. and PLUS MOBILE COMMMUNICATIONS INC. were established during the interim period under review, they have been included in the scope of consolidation for the period under review. Due to the acquisition of its stock of through CYB INVESTMENT INC., Airborne Entertainment Inc. has been included in the scope of consolidation for the interim period under review. However, as the official date of acquisition was at the end of the consolidated accounting period, Airborne Entertainment has only been included in the consolidated balance sheet. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 DMOVE Co., Ltd. JIMOS CO., LTD. As a result of CYBIRD's shareholdings in JIMOS CO., LTD. exceeding 20%, the company became an affiliate accounted for by the equity method. Due to the sale of further shares of KLab Inc. during the period under review, the company is no longer an affiliate and is not being accounted for by equity method. KLab's profit performances will be included in consolidated figures until the official date of the sale of its shares. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements for the quarter, therefore, a balance sheet prepared using a provisional settlement of accounts for the period from January 1, 2005 to June 30, 2005 was used.
3.Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the interim period of CYB INVESTMENT INC. and Airborne Entertainment Inc. end on June 30. In preparing the consolidated financial statements, their financial statements at that date have been used, and the consolidated statements have been adjusted for any significant transactions that occurred at the two subsidiaries between June 30 and September 30, the date of the consolidated interim statements.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method.

	b. Inventories - Merchandise Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years. Identifiable intangible assets 2 to 12 years
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable for the first quarter under review based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the interim under review based on the expected retirement benefits obligations as of the end of the interim.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate of the day on which the interim period of the relevant subsidiary ends, and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Method of Hedge Accounting	a. Hedge Accounting Method Deferral hedge accounting is applied. b. Hedge Method and Hedge Target Hedge Method: Forward exchange contract Hedge Target: Investment (Planned transactions) regarding overseas subsidiaries) c. Hedge Policy For planned foreign-denominated transactions, forward exchange contracts are used to reduce exchange rate fluctuation risk. d. Method of Measuring Hedge Effectiveness Since forward exchange contracts are limited to the same currency, amount, and term of the hedge target, transactions are fully protected from the impact of future

(8) Others	fluctuations in exchange rates. Therefore, the measurement of hedge effectiveness has been omitted. Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the quarter, cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.
6. Fixed Asset Impairment Accounting Standards	Beginning with the interim period under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.

Notes

Notes for Consolidated Balance Sheet

(Unit: Thousands of yen, Round down)

	September 30, 2005	September 30, 2004	March 31, 2005
1. Accumulated depreciation of tangible fixed assets	245,874	140,029	179,580

Notes for Consolidated Income Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to Sept. 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
1. Selling, general and administrative expenses	Advertisement 78,777 Allowance for doubtful accounts 30,404 Employees' salaries 541,090 Charge in bonus payment reserve 20,193 Research and development costs 227,814 Charge and commission 800,644	Advertisement 134,375 Allowance for doubtful accounts 31,190 Employees' salaries 411,551 Charge in bonus payment reserve 53,248 Research and development costs 261,918 Charge and commission 656,254	Advertisement 213,176 Allowance for doubtful accounts 36,281 Employees' salaries 776,533 Charge in bonus payment reserve 72,318 Research and development costs 482,411 Charge and commission 1,512,025
2. Loss on disposal of fixed asset	Software 1,040	-	Software 33,859 Equipment 457
3. Loss from restructuring losses	Software 86,706 Others 21,962	-	Disposal expenses for Higashi Totsuka Center Loss on retirement of equipment 12,675 Lease cancellation fee 3,094 Removal cost 17,767 Closure expenses for Holland office Loss on retirement of equipment 5,516 Lease cancellation fee 794 Removal cost 7,329 Closure expenses for Shanghai office Loss on retirement of building 831 Removal cost 2,907 Subsidiary's severance payments 26,880

Notes for Consolidated Cash Flow Statements

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to Sept. 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
1. Relationship between Balance of Cash & Cash Equivalents and Items in the Consolidated Balance Sheets	Cash and deposit accounts 2,228,157 Fixed deposit over three months left (248,677) Cash and cash equivalents 1,979,480	Cash and deposit accounts 5,125,540 Cash and cash equivalents 5,125,540	Cash and deposit accounts 3,468,402 Securities 50,000 Total 3,518,402 Fixed deposit over three months left (264,419) Cash and cash equivalents 3,253,984
	Main breakdown of assets and liabilities of new subsidiary due to the acquisition of its shares in the period Airborne Entertainment Inc. Current assets 571,846 Property and equipment 657,018 Total assets 1,228,864 Current liabilities 1,007,430 Long-term liabilities 2,062 Total liabilities 1,009,492	-	Main breakdown of assets and liabilities of new subsidiary due to the acquisition of its shares in the period AXISSOFT Corporation Current assets 823,950 Property and equipment 519,985 Total assets 1,343,935 Current liabilities 605,004 Long-term liabilities 189,621 Total liabilities 794,626 Main breakdown of assets and liabilities of the company ceased to be a consolidated subsidiary due to the sale of its shares in the period KLab Inc. (As of November 1, 2004, K Laboratory changed its name to KLab Inc.) Current assets 607,378 Property and equipment 302,520 Total assets 909,898 Current liabilities 457,167 Long-term liabilities 68,120 Total liabilities 525,287

Notes for Lease related

(Unit: Thousands of yen, Round down)

	Interim period ended September 30, 2005 (From April 1, 2005 to Sept. 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 to Sept. 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 to March 31, 2005)
Finance lease transactions, with which the ownership is not transferred to the lessee 1.Pro forma equivalent lease acquisition cost, accumulated depreciation and balance	(Acquisition cost / Accumulated depreciation / Balance) Fixed Assets: 727,445 / 290,369 / 437,075 Soft-ware: 21,316 / 11,431 / 9,884 Total: 748,761 / 301,801 / 446,960	(Acquisition cost / Accumulated depreciation / Balance) Fixed Assets: 491,398 / 177,058 / 314,340 Soft-ware: 19,876 / 6,497 / 13,378 Total: 511,274 / 183,556 / 327,718	(Acquisition cost / Accumulated depreciation / Balance) Fixed Assets: 552,938 / 211,766 / 341,172 Soft-ware: 20,650 / 9,047 / 11,602 Total: 573,588 / 220,814 / 352,774
2.Pro-forma equivalent balance of unexpired lease expenses	Due within 1 year 253,561 Due after 1 year 402,079 Total 655,641	Due within 1 year 129,208 Due after 1 year 220,750 Total 349,959	Due within 1 year 154,194 Due after 1 year 222,489 Total 376,683
3.Lease expenses, pro forma equivalent depreciation and interest expense	Lease expenses 104,729 Depreciation expenses 95,185 Interest expenses 12,493	Lease expenses 125,943 Depreciation expenses 115,603 Interest expenses 12,712	Lease expenses 207,719 Depreciation expenses 191,758 Interest expenses 22,965
4.Computation method for pro forma equivalent deprecation	Straight-line method. Lease period is the useful life of the asset, and scrap value is zero.	Same as on left	Same as on left
5. Computation method for pro forma equivalent interest	Interest method. Pro forma equivalent interest is estimated as the difference of total lease expense and pro forma equivalent acquisition value.	Same as on left	Same as on left
Operating Lease	Unexpected lease expenses Due within 1 year 329,925 Due after 1 year 164,962 Total 494,887	Unexpected lease expenses Due within 1 year 313,749 Due after 1 year 494,887 Total 808,636	Unexpected lease expenses Due within 1 year 321,837 Due after 1 year 329,925 Total 651,762

Notes for Securities

Interim period ended September 30, 2005(From April 1, 2005 To September 30, 2005)

1. Securities with market quotations

N/A

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

		Book value
Unlisted shares		33,641
Unlisted bonds		169,356

Interim period ended September 30, 2004(From April 1, 2004 To September 30, 2004)

1. Securities with market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Other securities	240,023	240,023	-

For the interim period under review, loss on reevaluation of securities with market values classified under Other

Securities amounted ¥33,309,000.

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;
1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are applied reappraisal during the interim period.

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Book value
Unlisted shares (except OTC shares)	50,000

Fiscal Year ended March 31, 2005(From April 1, 2004 To March 31, 2005)

1. Securities with market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Acquisition value	Book value	Change
Shares	2,407,410	2,250,780	156,630

Reappraisal of stock is conducted based on the following rules under Japanese accounting standards;
1. If the securities' market value decreases by more than 50%, reappraisal should be done automatically.
2. If the securities' market value decrease by more than 30% and less than 50%, decision whether to reappraise or not is made based on the potential for recovery. We don't have any securities that are applied reappraisal during the interim period.

2. Securities without market quotations

Other securities

(Unit: Thousands of yen, Round down)

	Book value
Money Management Fund	50,000
Unlisted shares	28,641
Unlisted bonds	240,023

Derivative related

Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005), Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004) and Fiscal Year ended March 31, 2005 (From April 1, 2004 To March 31, 2005)

N/A

CYBIRD Group conducts no derivative transactions.

Segment information

1. Business segment information

Interim period ended September 30, 2005 (From April 1, 2005 to September 30, 2005), Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004) and Fiscal Year ended March 31, 2005 (From April 1, 2004 To March 31, 2005)

N/A

The principle businesses of the Company and its consolidated subsidiaries are a mobile contents related business including content distribution via mobile phones and series of technology development of contents/service provider system. A description of these business is omitted here, because the amount of sales, operating income (loss) or assets from, or of, those business segments accounts for more than 90% of total sales, operating income (loss) or assets.

2. Geographic segment information

Interim period ended September 30, 2005(From April 1, 2005 to September 30, 2005) Interim period ended September 30, 2004(From April 1, 2004 To September 30, 2004), Fiscal Year ended March 31, 2005(From April 1, 2004 To March 31,2005)

N/A

Description is omitted, because the amount of sales outside Japan was less than 10% of consolidated sales.

3. Overseas sales

Interim period ended September 30, 2005(From April 1, 2005 to September 30, 2005) Interim period ended September 30, 2004(From April 1, 2004 To September 30, 2004), Fiscal Year ended March 31, 2005(From April 1, 2004 To March 31,2005)

N/A

Description is omitted, because the amount of overseas sales was less than 10% of consolidated sales.

Notes for Per Share Data

(Round down)

<table>
<tr><th></th><th>Interim period ended September 30, 2005
(From April 1, 2005 to Sept. 30, 2005)</th><th>Interim period ended September 30, 2004
(From April 1, 2004 to Sept. 30, 2004)</th><th>FY ended March 31, 2005
(From April 1, 2004 to March 31, 2005)</th></tr>
<tr><td>1. Shareholders' Equity per Share</td><td>54,181 yen</td><td>112,614 yen</td><td>39,264 yen</td></tr>
<tr><td>2. Net income per share</td><td>371 yen</td><td>15,231 yen</td><td>7,435 yen</td></tr>
<tr><td>3. Net income per share (diluted)</td><td>364 yen</td><td>15,051 yen</td><td>7,368 yen</td></tr>
<tr><td></td><td>A three-for-one stock split was implemented on November 19, 2004.
If the stock split were applied to the beginning of previous fiscal year figures, the per share data for the previous interim fiscal year would be as follows;
Shareholders' equity per share 37,538yen
Net income per share 5,077yen
Net income per share (diluted) 5,030yen</td><td>In a meeting held on June 28, 2004, the Board of Directors decided to issue new shares by the stock split as follows.
1. Effective November 19, 2004, a 3-to-1 share split is carried out.
(1) Number of shares issued increased by the stock split
Twice the number of common stock with the record date of September 30,2004.
(2) Method of the stock split t
The stocks with the record date of September 30, 2004 will be split by a factor of 3:1.
(3) The initial date in reckoning for dividend
October 1, 2004
If the above share split was assumed to have taken place at the start of the previous fiscal year, the per share information for the previous interim period and fiscal year would be as follows.
<table>
<tr><th>This Interim period</th><th>Previous Interim period</th><th>Previous fiscal year</th></tr>
<tr><td>Assets per share ¥37,538
Income per share ¥5,077
Fully diluted income per share ¥5,030</td><td>Assets per share ¥27,051
Income per share ¥(316)
Fully diluted income per share -</td><td>Assets per share ¥32,238
Income per share ¥1,026
Fully diluted income per share ¥1,021</td></tr>
</table></td><td>A three-for-one stock split was implemented on November 19, 2004.
If the stock split were applied to the previous fiscal year figures, the per share data for the previous fiscal year would be as follows;
Shareholders' equity per share 32,238 yen
Net income per share 1,026 yen
Net income per share (diluted) 1,020yen</td></tr>
</table>

Note: The basis for calculating net income (loss) per share and net income (loss) per share (diluted) is as follows.

	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Interim period ended September 30, 2004 (From April 1, 2004 To September 30, 2004)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
Net Income (Loss) Per Share			
Net income (loss) (thousands of yen)	81,051	1,037,000	1,519,799
Amount not related to common stock	-	-	-
Net income (loss) related to common stock (thousands of yen)	81,051	1,037,000	1,519,799
Average number of common shares (shares)	218,292	68,081	204,398
Net Income (Loss) Per Share (Diluted)			
Net income (loss) before dilution (thousands of yen)	-	-	-
Additional number of common shares (shares)	24,214	671	1,870
Out of which Stock options	(714)	(671)	(1,870)
Outline of potential shares that does not considered in calculation because of not having dilution effect	Subscription rights for trust-type shareholders rights plan 530,000 rights Type of shares underlying rights Common shares Number of shares exchangeable for rights 530,000 shares Share issuance price Gratis Exercise period July 1, 2005 to June 30, 2006	-	-

Significant Subsequent Events

<table>
<tr><th>Interim period ended September 30, 2005
(From April 1, 2005
To September 30, 2005)</th><th>Interim period ended September 30, 2004
(From April 1, 2004
To September 30, 2004)</th><th>FY ended March 31, 2005
(From April 1, 2004
To March 31, 2005)</th></tr>
<tr>
<td>―――</td>
<td>1. Sale of Investment Securities
Effective October 29, 2004, CYBIRD sold shares of KLab Inc. (K Laboratory Co., Ltd. changed its name to KLab Inc. as of November 1, 2004), an affiliate accounted for by the equity method, to usen Corp.
(1) Number of shares sold and sale amount
Number of shares sold: 415 shares
Sales amount: ¥290 million

(2) CYBIRD's share ownership and proportion of shares issued after transfer
Share ownership: 1,420 shares
Proportion of all shares issued: 20.00%

(3) Reasons
CYBIRD sold a portion of its stake in KLab to usen to further strengthen the relationship between the CYBIRD and usen Groups in order to build a base for a broad cooperative relationship in the field of music distribution through mobile phones.

(4) Impact on CYBIRD's performance
CYBIRD expects to record a gain on sale of investment securities of ¥269 million in the current fiscal year.</td>
<td>1. Share issuance through third party capital increase
In a meeting held on June 1, 2005, the Board of Directors resolved to make a share issuance through a third party capital increase, and full payment for the issue was received on June 21, 2005.
Summary of share issuance
<table>
<tr><td>1. No. of shares issued</td><td>23,500 common shares</td></tr>
<tr><td>2. Issue price</td><td>¥180,962 per share</td></tr>
<tr><td>3. Total value of issue</td><td>¥4,252,607,000</td></tr>
<tr><td>4. Amount added to capital</td><td>¥90,481 per share</td></tr>
<tr><td>5. Total amount included in capital</td><td>¥2,126,303,000</td></tr>
<tr><td>6. Application date</td><td>June 20, 2005</td></tr>
<tr><td>7. Settlement date</td><td>June 21, 2005</td></tr>
<tr><td>8. Record date for dividend</td><td>April 1, 2005</td></tr>
<tr><td>9. Purchaser and allotment amount</td><td>RECRUIT Co., Ltd.
23,500 shares</td></tr>
<tr><td>10. Intended use of funds</td><td>The funds raised in the capital increase are scheduled to be used for business start ups and M&A reserves..</td></tr>
</table>
2. Establishment of overseas subsidiary and acquisition of shares of overseas content provider, and subsequent conversion to a subsidiary

As part of the international business strategy formulated within CYBIRD's mid-term corporate strategy, the Board of Directors decided in a meeting held on June 21, 2005 to establish a subsidiary in the United States to serve as a base for the development of a mobile content business in the North American region. Concurrently, through the new subsidiary the board decided to acquire shares in a local content provider Airborne Entertainment Inc., and convert the content provider into a subsidiary. The U.S. subsidiary was established on June 23, 2005.

3. Issuance of subscription rights for trust-type shareholders rights plan
In the 7th General Shareholders Meeting held on June 29, 2005, it was decided to introduce a shareholders rights plan to act as a restraining measure on attempts to acquire more than 20% of the Company's Securities or to make a tender offer for the Company. As part of this measure, it was decided to issue subscription rights related to the shareholders rights plan on a gratis basis through a third party allotment.</td>
</tr>
</table>

5. Consolidated Financial Statements (Quarter)

5-1 Consolidated Balance Sheet (Quarter)

(Unit: Thousands of yen, Round down)

	September 30,2005		September 30,2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Assets						
Current Assets:						
Cash and cash equivalents	2,228,157		5,125,540			
Accounts receivable	3,632,215		2,629,445			
Inventories	43,219		6,834			
Other current assets	439,270		320,844			
Allowance for doubtful accounts	(30,417)		(31,254)			
Total current assets	6,312,445	33.8	8,051,410	81.5	(1,738,964)	(21.6)
Property and equipment:						
Tangible fixed assets:	319,902	1.7	231,725	2.3	88,177	38.1
Intangible fixed assets:						
Software	686,242		393,107			
Conso. Adjustment accounts	4,432,581		-			
Identifiable intangible assets	2,092,760		-			
Others	140,538		42,069			
Total intangible assets	7,352,122	39.5	435,176	4.4	6,916,945	1589.5
Investments and Other Assets:						
Investment securities	3,300,403		389,426			
Deposit with landlord	430,361		349,030			
Others	936,690		453,871			
Allowance for doubtful accounts	(3,202)		(28,813)			
Total investments and other assets	4,664,252	25.0	1,163,515	11.8	3,500,737	300.9
Total property and equipment	12,336,277	66.2	1,830,417	18.5	10,505,860	574.0
Total	18,648,723	100.0	9,881,827	100.0	8,766,896	88.7

(Unit: Thousands of yen, Round down)

	September 30, 2005		September 30, 2004		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Liabilities:						
Current liabilities:						
Accounts payable	1,496,182		1,006,875			
Short-term debt	300,385		2,496			
Accrued expenses	3,224,472		188,626			
Accrued income taxes	363,586		629,297			
Bonus payment reserve	40,090		75,750			
Other current liabilities	180,552		55,318			
Total current liabilities	5,605,268	30.0	1,958,364	19.8	3,646,903	186.2
Long-term liabilities:						
Total long-term liabilities	259,986	1.4	2,928	0.0	257,058	8779.3
Total liabilities	5,865,250	31.4	1,961,292	19.8	3,903,962	199.1
Minority interests:						
Minority interests	296,832	1.6	221,863	2.3	74,969	33.8
Shareholders' Equity:						
I Common stock	5,426,925	29.1	3,230,710	32.7	2,196,215	68.0
II Additional paid-in capital	5,483,621	29.4	3,287,405	33.3	2,196,215	66.8
III Retained earnings	1,675,518	9.0	1,180,554	11.9	494,964	41.9
IV Unrealized gain in available-for-sale securities	5,424	0.0	-	-	5,424	-
V Foreign currency transaction adjustment	(104,854)	(0.5)	-	-	(104,854)	-
Total shareholders' equity	12,486,635	67.0	7,698,671	77.9	4,787,964	62.2
Total	18,648,723	100.0	9,881,827	100.0	8,766,896	88.7

5-2 Consolidated Income Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2006 (From July 1, 2005 To September 30, 2005)		2nd Quarter of FY ended March 31, 2005 (From July 1, 2004 To September 30, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Net Sales	3,528,852	100.0	3,241,072	100.0	287,779	8.9
Cost of Sales	2,378,581	67.4	1,959,702	60.5	418,878	21.4
Gross Profit	1,150,271	32.6	1,281,370	39.5	(131,098)	(10.2)
Selling, General and Administrative Expenses	1,181,689	33.5	1,094,047	33.7	87,642	8.0
Operating Income	(31,418)	(0.9)	187,322	5.8	(218,740)	(116.8)
Non-operating Income	30,166	0.9	6,281	0.2	23,885	380.3
Non-operating Expenses	16,130	0.5	2,213	0.1	13,917	628.9
Ordinary Profits	(17,381)	(0.5)	191,391	5.9	(208,772)	(109.1)
Extraordinary Gain	853,112	24.2	1,532,384	47.3	(679,271)	(44.3)
Extraordinary Loss	531,711	15.1	116,294	3.6	415,417	357.2
Income (Loss) Before Income Taxes and minority Interests	304,019	8.6	1,607,481	49.6	(1,303,462)	(81.1)
Income Taxes	296,766	8.4	577,686	17.8	(280,919)	(48.6)
Prior Year Adjustments of income taxes	78,507	2.2	17,763	0.5	60,744	342.0
Profit (Loss) on minority interests	(106,118)	(3.0)	21,966	0.7	(128,085)	(583.1)
Net Income (Loss)	34,864	1.0	990,065	30.6	(955,201)	(96.5)

Sales by Operations

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2006 (From July 1, 2005 To September 30, 2005)		2nd Quarter of FY ended March 31, 2005 (From July 1, 2004 To September 30, 2004)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Mobile Contents Business	2,615,992	74.1	2,255,341	69.6	360,650	16.0
Marketing Solution Business	854,473	24.2	887,969	27.4	(33,495)	(3.8)
E-Commerce Business	56,067	1.6	87,377	2.7	(31,310)	(35.8)
Advertising Business	1,025	0.0	-	-	1,025	-
International Business	1,294	0.1	10,384	0.3	(9,089)	(87.5)
Total	3,528,852	100.0	3,241,072	100.0	287,779	8.9

Note) Consumption tax is not included in the sum mentioned above.

5-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2006 (From July 1, 2005 To September 30, 2005)	2nd Quarter of FY ended March 31, 2005 (From July 1, 2004 To September 30, 2004)
	thousands of yen	thousands of yen
Additional paid-in capital:		
I Balance at the beginning of period	5,452,886	3,227,354
II Increase in additional paid-in capital		
1. Increase due to share issuance	30,734	60,051
III Balance at the end of period	5,483,621	3,287,405
Retained earnings:		
I Balance at the beginning of period	1,640,654	190,489
II Increase in retained earnings		
1. Net income (loss) for the quarter	34,864	990,065
III Balance at the end of period		
1. Dividend	0	-
IV Balance at the end of period	1,675,518	1,180,554

5-4 Consolidated Cash Flow Statements (Quarter)

(Unit: Thousands of yen, Round down)

	2nd Quarter of FY ending March 31, 2006 (From July 1, 2005 To September 30, 2005)	2nd Quarter of FY ended March 31, 2005 (From July 1, 2004 To September 30, 2004)
	thousands of yen	thousands of yen
Operating activities:		
Income before income taxes and minority interest	304,019	1,607,481
Depreciation and amortization	117,118	82,718
Write-down of consolidation adjustment account	334,644	24,936
Restructuring expenses	108,668	-
Increase (decrease) in allowance for doubtful accounts	(2,241)	32,237
Increase (decrease) in bonus payment reserve	7,680	38,697
Increase (decrease) in reserve for employee's retirement benefits	(6,448)	-
Interests and dividend earned	761	(429)
Interest expenses	2,366	1,178
Equity in net earnings (losses) of an affiliate	(2,249)	-
Loss on sales of investment securities	-	33,309
Gain on sales of investment securities	(853,112)	(1,532,384)
Loss on sale of tangible fixed assets	1,040	-
Impairment of software	52,217	25,672
Gain on change of equity	39,252	-
(Increase) decrease in accounts receivable	(210,894)	(293,502)
(Increase) decrease in inventories	58,815	12,696
Increase (decrease) in accounts payable	94,776	58,643
Increase (decrease) in accrued expenses	(74,518)	(29,820)
Others	(13,238)	31,435
Total	(41,343)	92,870
Interests and dividends received	16	842
Dividends of affiliates	14,857	-
Interest paid	(2,524)	(1,325)
Income tax paid	48	(4,009)
Cash flow from operating activities	(28,945)	88,378
Investing activities:		
Increase (decrease) in fixed deposit	(7,880)	-
Expenditures for property and equipment	(1,967)	(8,017)
Expenditure for intangible fixed assets	(62,959)	(104,579)
Proceeds from sales of investment securities	994,000	-
Proceeds from sales of stocks of subsidiaries changing consolidation scope	-	1,598,608
Expenditure for short-term lending	-	1,750
Expenditures for deposits with landlord	(57,829)	(529)
Proceeds form deposits with landlord	2,208	1,638
Others	(160,968)	(2,953)
Cash flow from operating activities	704,602	1,485,916
Financing activities:		
Proceeds from short-term debt	-	270,000
Repayment of short-term debt	(19,998)	(125,366)
Proceeds from long-term debt	100,000	-
Repayment of long-term debt	(29,263)	(11,946)

Expenditure for bond redemption	(25,000)	-
Proceeds from issuance of new shares	42,057	120,102
Proceeds from subscription for stock by minority shareholders	40,000	220,500
Dividends payment	(21,126)	(10,243)
Cash flow from financing activities	86,669	463,046
Foreign currency translation adjustment	(103,685)	59
Net increase in cash and cash equivalents	658,641	2,037,401
Cash and cash equivalents at the beginning of period	1,320,838	3,088,138
Cash and cash equivalents at the end of period	1,979,480	5,125,540

Notes to Consolidated Financial Statements (Quarter)

1. Basis of Consolidation	(1) Number of Consolidated Companies: 6 Names of Consolidated Companies: GiGAFLOPS Japan Inc. C&T Mobile Support Co., Ltd. AXISSOFT Corporation CYB INVESTMENT INC. Airborne Entertainment Inc. PLUS MOBILE COMMUNICATIONS Co., Ltd. Since CYB INVESTMENT INC. and PLUS MOBILE COMMMUNICATIONS INC. were established during the interim period under review, they have been included in the scope of consolidation for the period under review. Due to the acquisition of its stock of through CYB INVESTMENT INC., Airborne Entertainment Inc. has been included in the scope of consolidation for the interim period under review. However, as the official date of acquisition was at the end of the consolidated accounting period, Airborne Entertainment has only been included in the consolidated balance sheet. (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.
2. Equity Method	(1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method. (2) Number of Companies Accounted for by the Equity Method: 2 DMOVE Co., Ltd. JIMOS CO., LTD. As a result of CYBIRD's shareholdings in JIMOS CO., LTD. exceeding 20%, the company has become an affiliate accounted for by the equity method since first quarter. Due to the sale of further shares of KLab Inc. During the period under review, the company is no longer an affiliate and is not being accounted for by equity method. KLab's profit performances will be included in consolidated figures until the official date of the sale of its shares. (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method. (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method. Not applicable (5) Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements for the quarter, therefore, a balance sheet prepared using a provisional settlement of accounts for the period from January 1, 2005 to June 30, 2005 was used.
3.Account date of Consolidated Subsidiaries	Among consolidated subsidiaries, the interim period of CYB INVESTMENT INC. and Airborne Entertainment Inc. end on June 30.In preparing the consolidated financial statements, their financial statement s at that date have been used, and the consolidated statements have been adjusted for any significant transactions that occurred at the two subsidiaries between June 30 and September 30, the date of the consolidated interim statements.
4. Summary of Significant Accounting Policies (1) Asset Valuation Standards and Methods	a. Securities Other Securities Marketable securities: Valuation at cost at fair value at the end of this interim, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method. Non-marketable securities: stated at cost determined by the moving-average method. b. Inventories - Merchandise

	Valuation at cost by the moving-average cost method - Work in Process Valuation at cost by the identified cost method
(2) Depreciation Method for Depreciable Asset	a. Tangible Fixed Asset Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method. Useful lives : Leasehold improvements 8 to 50 years Furniture and fixtures 5 to 6 years b. Intangible Fixed Asset Software (in-house use). Valued at the straight-line method, based on a useful life of 3 to 5 years. Identifiable intangible assets 2 to 12 years
(3) Accounting Methods for Deferred Assets	a. New share issuing expenses All new share issuing expenses are expensed at time of disbursement.
(4) Allowance or Reserve	a. Allowance for Doubtful Accounts The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. b. Bonus Payment Reserve The bonus payment reserve is stated in amounts considered to be payable for the second quarter under review based on the amount of bonus forecast. c. Allowance for Retirement Benefits In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the interim under review based on the expected retirement benefits obligations as of the end of the interim.
(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss. The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate at June 30, 2003, and translation differences included in translation adjustments in shareholders' equity.
(6) Leases	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
(7) Method of Hedge Accounting	a. Hedge Accounting Method Deferral hedge accounting is applied. b. Hedge Method and Hedge Target Hedge Method: Forward exchange contract Hedge Target: Investment (Planned transactions) regarding overseas subsidiaries) c. Hedge Policy For planned foreign-denominated transactions, forward exchange contracts are used to reduce exchange rate fluctuation risk. d. Method of Measuring Hedge Effectiveness Since forward exchange contracts are limited to the same currency, amount, and term of the hedge target, transactions are fully protected from the impact of future fluctuations in exchange rates. Therefore, the measurement of hedge effectiveness has been omitted.
(8) Others	Method of accounting for consumption taxes Exclusion method is employed.
5. Cash and Cash Equivalents in Consolidated Cash Flow Statements	For the quarter, cash (Cash and Cash Equivalent) in the Consolidated Cash Flow Statements consists of cash on hand and deposits that can be withdrawn reasonably quickly or easily converted to cash and short-term investments that have only minor exposure to price fluctuations and their periods of redemption are within 3 months from the date of acquisition.

6. Fixed Asset Impairment Accounting Standards	Beginning with the interim period under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.

6. Stock Information

6-1 Number of Authorized Shares

824,988 shares (as of September 30, 2005)

6-2 Number of Shares Issued and Outstanding

230,461 shares (as of September 30, 2005)

6-3 Number of Fully Diluted Shares

240,766 shares* (as of September 30, 2005) *Including 10,305 potential shares from unexercised stock options

6-4 Number of Shareholders

12,251 (as of September 30, 2005)

6-5 Principal Shareholders (as of September 30, 2005)

Name of Shareholders	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	% of Voting Right	shares	% of Voting Rights
Kazutomo Robert Hori	27, 354	11. 87	-	-
RECRUIT CO., LTD.	25, 300	10. 98	-	-
Omron Corporation	10, 800	4. 68	-	-
Omron Finance Co., Ltd.	10, 680	4. 63	-	-
Yosuke Iwai	10, 442	4. 53	-	-
Nippon Television Corporation Network	7, 500	3. 25	-	-
Nobuo Kurakazu	7, 200	3. 12	-	-
Raumuzu Co., Ltd.	7, 130	3. 09	-	-
IMAGICA Corp.	7, 050	3. 05	-	-
Japan Securities Finance Co., Ltd.	5, 353	2. 32	-	-

6-6 Distribution of Shareholders (as of September 30, 2005)

	Assortment of Shareholders						
	Government /Local Public Bodies	Financial Institutes	Securities Firms	Other Corporations	Foreign Firms (incl. Individuals)	Individuals / Others	Total
Number of Shareholders	0	10	28	120	38	12,055	12,251
Shares owned (Shares)	0	13,797	11,394	76,061	9,785	119,424	230,461
Percentage of shares (%)	0.00	5.99	4.94	33.00	4.25	51.82	100.00

6-7 Specified Minority Shareholders' Interest (as of September 30, 2005)

120,641 shares (52.35%) *Total of 10 major shareholders' and remaining directors' interest

6-8 Floating Shares (as of September 30, 2005)

51,556 shares (22.37%) *Interest of shareholders holding less than 50 shares

6-9 Shares owned by Investment Trusts (as of September 30, 2005)

6,780 shares (2.94%)

6-10 Shares owned by Pension Funds (as of September 30, 2005)

16 shares (0.01%)

6-11 Shares owned by Directors (as of September 30, 2005)

39,628 shares (17.20%)

6-12 Shares Issued and Paid-in Capital (as of September 30, 2005)

Date	Numbers of Shares Issued		Paid-in Capital (Thousands of yen)		Additional Paid-in Capital (Thousands of yen)		Notes
	Change	Balance	Change	Balance	Change	Balance	
June 30, 2003 (Apr.1-Jun. 30)	108	63,627	9,000	2,594,417	8,999	2,651,116	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
September 30, 2003 (Jul.1-Sep.30)	12	63,639	1,000	2,595,417	999	2,652,116	Exercise of Stock Option No.1 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333
December 18, 2003	3,600	67,239	518,468	3,113,885	518,464	3,170,580	Third Party Allocation of Shares approved on December 1, 2003 by Board of Directors Issue Price ¥288,037, Capitalization ¥144,019 Excess over Par ¥144,018
December 31, 2003 (Oct.1-Dec.31)	397	67,636	37,554	3,151,440	37,554	3,208,136	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
March 31, 2004 (Jan.1-Mar.31)	56	67,692	4,987	3,156,427	4,987	3,213,123	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
June 30, 2004 (Apr.1-Jun.30)	140	67,832	14,231	3,170,659	14,231	3,227,354	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479
September 30, 2004 (Jul.1-Sep.30)	531	68,363	60,051	3,230,710	-2,363,965 (Note 1)	863,389	Exercise of Stock Option No.1, No.2 Issue Price ¥166,667, Capitalization ¥83,334 Excess over Par ¥83,333 Exercise of Stock Option No.3 Issue Price ¥224,958, Capitalization ¥112,479 Excess over Par ¥112,479 Exercise of Stock Option No.4 Issue Price ¥274,715, Capitalization ¥137,358 Excess over Par ¥137,357
November 19, 2004	136,726	205,089	-	3,230,710	-	863,389	Stock split (1:3)
December 31, 2004 (Oct.1-Dec.31)	150	205,239	4,923	3,235,633	4,923	868,312	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
March 31, 2005 (Jan. 1 -Mar. 31)	1,008	206,247	31,781	3,267,415	31,781	900,094	Exercise of Stock Option No.1, No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
June 21, 2005	23,500	229,747	2,126,303	5,393,718	2,126,303	3,026,397	Third Party Allocation of Shares approved on June 1, 2005 by Board of Directors Issue Price ¥180,962, Capitalization ¥90,481 Excess over Par ¥90,481
June 30, 2005 (Apr.1-Jun.30)	54	229,801	2,472	5,396,191	2,472	3,028,870	Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786
September 30, 2005 (Jul. 1 -Sep. 30)	660	230,461	30,734	5,426,925	30,734	3,059,604	Exercise of Stock Option No.2 Issue Price ¥55,556, Capitalization ¥27,778 Excess over Par ¥27,778 Exercise of Stock Option No.4 Issue Price ¥91,572, Capitalization ¥45,786 Excess over Par ¥45,786 Exercise of Stock Option No.5 Issue Price ¥183,575, Capitalization ¥91,788 Excess over Par ¥91,787

(Note 1) Reduction in the Additional Paid-in Capital during the quarter is attributable to transfer of capital reserve to Other Additional Paid-in Capital implemented based on the resolution for reduction in capital reserve, adopted at the annual meeting of shareholders on June 29, 2004.
Amount transferred to Other Additional Paid-in Capital: 2,424,016 thousand yen

6-13 Stock Options (Warrant)

(1) Stock Option No.1 (Approved on February 22, 2000) (Note 1)
(2) Stock Option No.2 (Approved on May 31, 2000) (Note 2)
(3) Stock Option No.3 (Approved on June 28, 2001) (Note 3)
(4) Stock Option No.4 (Approved on June 27, 2002)

* Grantees and Granted Shares		
7 Directors	560 Shares	
12 Employees	240 Shares	
Total	800 Shares	(Note 4)
* Exercise Price	¥ 276,334	(Note 5)
* Exercise Period	From September 1, 2004 to August 31, 2008	

(5) Stock Option No.5 (Approved on June 27, 2003)

* Grantees and Granted Shares		
5 Directors	1,490 Shares	
7 Employees	110 Shares	
Total	1,600 Shares	(Note 6)
* Exercise Price	¥ 550,723	(Note 7)
* Exercise Period	From September 1, 2005 to August 31, 2009	

(6) Stock Option No.6 (Approved on June 29, 2004)

* Grantees and Granted Shares		
6 Directors	3,069 Shares	
34 Employees	1,731 Shares	
Total	4,800 Shares	(Note 8)
* Exercise Price	¥ 172,000	
* Exercise Period	From September 1, 2006 to August 31, 2010	

(Note 1) Since the exercise period ended on February 28, 2005, this item has been omitted.
(Note 2) Since the exercise period ended on August 31, 2005, this item has been omitted.
(Note 3) Since there are no remaining unexercised stock options, this item has been omitted.
(Note 4) The number of potential but non-issued shares, as of September 30, 2005, was adjusted to 972 shares due to stock splits implemented on November 19, 2004, exercising stock option and the retirement of employees.
(Note 5) The exercise price was adjusted to ¥91,572, as a result of a third party allocation of shares approved on December 1, 2003 and a stock split implemented on November 19, 2004.
(Note 6) The number of potential but non-issued shares, as of September 30, 2005, was adjusted to 4,680 shares due to stock splits implemented on November 19, 2004 and the retirement of employees.
(Note 7) The exercise price was adjusted to ¥183,575 as a result of the stock split on November 19, 2004.
(Note 8) The number of potential but non-issued shares, as of September 30, 2005, was adjusted to 4,653 shares due to the retirement of employees.

6-14 Common Stock held in treasury

N/A

6-15 Common Stock held in Treasury by Subsidiaries, Non-consolidated Affiliates to Which Equity Method is Applied, and Affiliates

N/A

7. Others

7-1 Significant Subsequent Events after the End of the Interim Period

N/A

7-2 Employees

(as of September 30, 2005)

	Mobile Content	Marketing Solution	Technology Department	International Business	Administrative Division (*1)	CYBIRD Total (*2)	C&T Mobile Support	AXISSOFT Corporation	PLUS MOBILE COMMUNICATIONS
Number of Employees (persons)	123	23	64	3	44	257	196	94	4
Change from Previous year(persons)	(33)	9	64	(3)	9	46	186	94	4
Average Age	-	-	-	-	-	32.1	26.9	32.0	30.8
Average Length of Service (year)	-	-	-	-	-	2.0	0.6	3.8	0.2

(*1) The Administrative Division includes Corporate Strategy, Business Development, Corporate Investment, Corporate Finance, HR and Legal & Corporate Affairs divisions newly established by the change of organization dated April 1, 2005 and Internal Auditing department.

(*2) Two employees of CYBIRD appointed as a director of subsidiaries and 7 employees seconded from CYBIRD to subsidiaries are not included in the number of CYBIRD employees. Furthermore, 4 employee seconded to a company outside the Group are not included in the number of CYBIRD employees.

7-3 Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

7-4 Primary Lender (as of September 30, 2005)

(1) CYBIRD Co., Ltd.

N/A

(2) C&T Mobile Support Co., Ltd.

N/A

(3) GiGAFLOPS Japan Inc. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	50,000
Total	50,000

(Note) The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.

(4) AXISSOFT Corporation (Unit: Thousands of yen, Round down)

Lender	Amount
The Mizuho Bank Ltd.	215,000
Sumitomo Mitsui Banking Corporation	94,446
The Bank of Tokyo-Mitsubishi, Ltd.	75,002
UFJ Bank Limited	20,852
Resona Bank, Limited.	30,000
The Shoko Chukin Bank	25,760
Total	461,060

(Unit: Thousands of yen, Round down)

Name of bonds	Amount
No.1 Unsecured Corporate Bond	80,000
No.2 Unsecured Corporate Bond	55,000
Total	125,000

(5) CYB INVESTMENT INC. (Unit: Thousands of yen, Round down)

Lender	Amount
CYBIRD Co., Ltd.	4,584,277
Total	4,584,277

(Note) 1. The above transaction has been eliminated from the consolidated balance sheets due to offsetting amounts.
2. The median telegraphic transfer rate of US$1=¥110.63 on June 30, 2005 was used to calculate the yen value.

7-5 Board of Directors and Auditors

(as of September 30, 2005)

Title	Name	Charge / Principal Occupation
Chairman and CEO	Kazutomo Robert Hori	Director (part time) of JIMOS CO., LTD.
President and COO	Tatsuya Kato	Director (part time) of AXISSOFT Corporation
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure Director (part time) of C&T Mobile Support Co., Ltd.
Executive Vice President	Yosuke Iwai	President of CYB INVESTMENT INC. Director (part time) of Airborne Entertainment Inc.
Executive Vice President	Kenichiro Nakajima	
Senior Vice President	Shin-ichiro Yamashita	President of GiGAFLOPS Japan Inc. Corporate auditor (part time) of PLUS MOBILE COMMUNICATIONS Co., Ltd.
Outside Director	Shogo Ikeuchi	Director of RECRUIT ABLIC Inc. Corporate Vice President of RECRUIT Co., Ltd. Director of RECRUIT STAFFING CO., LTd. Director of RECRUIT MANAGEMENT SOLUTIONS Co., Ltd. Director of NEXWAY Co., Ltd.
Outside Director	Fujio Komura	President of JIMOS CO., LTD.
Outside Director	Hiroyuki Sawada	Director (part time) of Globis Corporation Director (part time) of GenX Partners, Ltd. President of Booz Allen Hamilton Inc. Director (part time) of ARUZE CORP.
Corporate Auditor (Full Time)	Jun Utsumi	Corporate auditor (part time) of GiGAFLOPS Japan Inc. , Corporate auditor (part time) of C&T Mobile Support Co., Ltd.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

(Note 1) Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada meet the requirement of being outside directors as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

(Note 2) Statutory Auditors: Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

7-6 Principal Contracts

(1) Contracts with Wireless Network Operators

Contract Party	Contents of Contracts	Contract Date
NTT DoCoMo, Inc.	"i-mode® Information Service Provider Contract" CYBIRD provides content services to NTT DoCoMo.	February 17, 1999
	"Subscription Fee Collection Service Contract for i-mode" NTT DoCoMo collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	February 17, 1999
Vodafone K.K.	"Content Providing Contract" Basic Contract that defines CYBIRD's provision of contents to Vodafone.	November 29, 1999
	"Contract for Assignment of Credit" (for all companies in Vodafone group) CYBIRD transfers the subscription fee from content subscribers to Vodafone.	January 20, 2000

KDDI CORPORATION	"Information Providing Contract for EZ Internet" Basic Contract, which defines CYBIRD's providing contents to KDDI.	February 1, 2000
	"Subscription Fee Collection Service Contract" KDDI collects the subscription fee from CYBIRD's content subscribers for CYBIRD.	April 20, 2000

(2) Other Contracts (Contract with Co-Development Partner)

Contract Party	Major Contents of Contracts	Contract Date
IMAGICA Corp.	"Joint Venture Agreement" Agreement with IMAGICA Corp. regarding the establishment and operation of DMOVE Co., Ltd., which both parties will invest in.	February 15, 2002
JIMOS CO., LTD.	"Basic agreement regarding business alliance and share acquisition" Agreement with JIMOS CO., LTD., for comprehensive business alliance regarding mobile commerce in conjunction with the acquisition of shares of JIMOS CO., LTD.	March 1, 2005
AXISSOFT Corporation	"Basic Business Alliance Agreement" Comprehensive business alliance agreement covering cooperation in technology development fields for CYBIRD's Mobile Content and Marketing Solutions business and CYBIRD's acquisition of shares of AXISSOFT Corporation.	March 23, 2005
RECRUIT Co., Ltd.	"Capital Alliance Agreement" Agreement covering the items agreed on concerning investment in CYBIRD by RECRUIT Co., Ltd.	June 1, 2005
	"Business Alliance Agreement" Agreement to develop a comprehensive business with RECRUIT Co., Ltd., built upon FeliCa services and other mobile services and for RECRUIT to acquire shares of CYBIRD.	June 1, 2005
cyber communications inc. / OPT Inc.	" Joint Venture Establishment Agreement" Agreement regarding the establishment and operation, etc., of PLUS MOBILE COMMMUNICATIONS Co., Ltd., a joint venture by cyber communications inc. and OPT Inc.	July 26, 2005

8. Risk Factors

Potential risks and uncertainties are listed below. We will proactively disclose items that we consider important in investment decisions, even through they do not necessarily comprise business risk. Nevertheless, it should be noted that the following discussions do not claim to cover all potential risks.

8-1 Risks Related to Mobile Content Business

(1) Dependence on External Information Provider

We rely on third parties to provide the content we offer to our subscribers. There is no guarantee that our content suppliers will continue to maintain the relationships and contractual agreements with us.

(2) Dependence on Specific Operators

We provide multiple content services to i-mode of NTT DoCoMo Inc., EZweb of KDDI CORPORATION and Vodafone live! of Vodafone K. K. NTT DoCoMo alone accounted for larger portion in our consolidated sales. Therefore change in NTT DoCoMo's business strategy and/or in business climate could impact negatively on our business strategies and performance.

The breakdown of consolidated sales by mobile carrier is as follows;

	2nd Quarter, FY ended March 2005	3rd Quarter, FY ended March 2005	4th Quarter, FY ended March 2005	1st Quarter, FY ending March 2006	**2nd Quarter, FY ending March 2006**
NTT DoCoMo	39.6%	45.7%	44.4%	54.1%	**50.9%**
KDDI	10.8%	12.0%	11.6%	14.7%	**14.2%**
Vodafone	10.7%	11.6%	10.9%	13.7%	**11.8%**
Others	38.9%	30.7%	33.1%	17.5%	**23.1%**
Total	100.0%	100.0%	100.0%	100.0%	**100.0%**

(3) Obsolescence of Content Services

The mobile content services that we provide can be rather short-lived due to rapid changes in technology and consumer preferences. If we are unable to maintain, improve and develop our services, our investments may not produce returns for us.

(4) Dependence on Specific Popular Content Services

Although we provide a broad range of content, some popular content services tend to be focused. Therefore change in the market may reduce the number of subscribers and content popularity, thereby adversely affecting our business strategy and revenue.

8-2 Risks Related to CYBIRD's other business

(1) Marketing Solution Business

We may not achieve expected result from the businesses due to the competitors and/or by other related companies or sudden changes in market conditions, and uncertainty of the market.

(2) International Business

As we intend to expand internationally, we will be subject to risks of conducting business in foreign countries, such as local economies, politics, laws and regulations, cultures, business customs, competitors, currency fluctuations and others.

If we fail to overcome any of the foregoing risks due to occurrence of any unexpected event, our investment may not produce anticipated returns for us, which may result in an adverse effect on our financial condition.

(3) Risks Related to New Business Start Ups including E-Commerce and Advertising Business

Our decisions to invest in new businesses are based on careful assessments, but because of the volatility of the market or unexpected situations, we may not achieve our original plans. When new businesses are starting up, there are temporarily higher costs for labor, R&D, and capital investments that can put pressure on profits.

8-3 Risks Related to Financial Condition and Results of Operations

(1) Short History of Our Company and Our Industry

Our company has not been operating for long, and also, our industry is still in the early stages of development. Therefore our business may vary from original forecasts. Furthermore, unexpected expenses and capital investment requirements may arise.

(2) Volatility of Financial Plan and Quarterly Results

Due to the extremely volatile environment of the Mobile Internet Business, and due to our relatively small business scale, our quarterly results may vary unexpectedly. Depending on changes in our business plan and other related factors, we may not be able to produce the expected amount of cash flow. This could have a negative effect on our business operations.

8-4 Risks Related to Investments

We may invest in equipment, subsidiaries, joint ventures, and M&A domestically and internationally to expand our business centering on Mobile Internet industry. Although we will examine the feasibility of investments closely, it is still difficult to predict the future outcome of our investments due to the risks involved. There remains the

possibility that we may fail to gain sufficient returns from these investments.

Major Investment and Financing (as of September 30, 2005)

Company	Location	Industry	Amount Invested (mil. of yen)	Amount Financed (mil. of yen)	CYBIRD's Stake	
					Shares	%
GiGAFLOPS Japan Inc.	Minato-ku, Tokyo	Information Technology	80	50	1,150	100.00
C&T Mobile Support Co., Ltd.	Kunigami-gun, Okinawa	Customer Support	450	-	9,000	100.00
CYB INVESTMENT INC.	Delaware, USA	International Investment	1	4,584	10,000	100.00
Airborne Entertainment Inc.	Quebec, Canada	Information Technology	6,534	-	6,023,455	85.00
PLUS MOBILE COMMUNICATIONS Co., Ltd.	Minato-ku, Tokyo	Advertising Planning	60	-	1,200	60.00
AXISSOFT Corporation	Toshima-ku, Tokyo	Information Technology	575	-	1,644	40.81
DMOVE Co., Ltd.	Shinagawa-ku, Tokyo	Information Technology	29	-	585	48.75
JIMOS CO., LTD.	Fukuoka-shi, Fukuoka	Commerce	3,121	-	12,381	20.13

Notes:

1. CYBIRD's investment in CYB INVESTMENT INC. totaled US$10,000.00. The telegraphic transfer rate used at the time of investment was US$1=¥109.14.
2. Total investment in Airborne Entertainment Inc. amounted to US$60,000,000.00. The median telegraphic transfer rate of US$1=¥110.63 on June 30, 2005 was used to calculate the yen value. The agreement calls for payment in two stages, US$40,000,000.00 in June 2005 and US$20,000,000.00 in June 2006, through CYBIRD's local subsidiary in North America CYB INVESTMENT INC.

8-5 Risks Related to Subsidiaries and Affiliate

Airborne Entertainment Inc., PLUS MOBILE COMUNICATIONS Co., Ltd., AXISSOFT Corporation, DMOVE Co., Ltd. and JIMOS CO., LTD. are not wholly owned subsidiaries. This situation may contribute to a conflict of interest or difference in priorities between these companies and us.

8-6 Risks Related to Competition

(1) Competition in the Mobile Content Business

Our competitors may be competitive enough to damage our profitability. As a result, we may lose the market share as well as suffer reduced incomes due to price competition and a decline in the number of subscriptions. This may have a negative impact on our business.

(2) Competition in the Marketing Solution

In our Marketing Solution, competition is growing more intense. Companies that are commissioned by us or even our clients themselves may choose to enter our market and compete directly with us. This may adversely affect our business as well.

Envisioned Competitors List

Business Field	Company
Mobile Content Business	Index Corporation, XING INC., MTI Ltd., San-ai GIGA Networks Company, KONAMI CORPORATION, ZAPPALLAS, Inc., G-mode Co., Ltd., GignoSystem. Japan, Inc., Taito Corporation, DAIICHIKOSHO CO., LTD., DWANGO Co., Ltd., NAMCO LIMITED, Nihon Enterprise Co., Ltd., HUDSON SOFT COMPANY, LIMITED, BANDAI NETWORKS CO., LTD., Faith, Inc., For-side.com Co., Ltd., YAMAHA CORPORATION, Excite Japan Co.,Ltd.
Marketing Solution Business	MEDIASEEK INC., Index Corporation, INFOCOM CORPORATION, Rakuten, Inc., Yahoo Japan Corporation, livedoor Co., Ltd., TOSE CO., LTD., Connect Technologies Corporation
E-Commerce Business	netprice, ltd., Xavel Inc.
Advertising Business	CA MOBILE, LTD.

8-7 Risks Related to Technological Changes

To keep up with the rapid changes in the mobile Internet industry, we have to continually adapt ourselves to cutting edge technologies and observe the market carefully. If we fail to integrate and offer new technologies, our market share may fall. As a result, our business may suffer.

8-8 Risks Related to System Failure

Our services depend on continuous, real-time information feeding through our network. Any disruption from our landline transmissions could result in delays in our subscribers' reception of information and in the wireless operators' ability to transmit data. In the case of such major occurrences, we may not be able to provide continuous services. As a result, our business may be affected negatively by such incidents. In addition, there are other potential causes of system failures that lie beyond control. Our security system could be bypassed by virus attacks by hackers and such.

8-9 Risks Related to Laws and Regulations

In addition to existing regulations on Internet information transactions, new laws and regulations related to Information Technology may be enacted. Although we are preparing for possible enactments of such laws and regulations, depending upon the applicability of such laws and regulations, our activity may be limited and guidance from authorities may become stricter. Furthermore, self-restraint among companies in our industry may impede our business plan. As a result, the quality of our service may deteriorate and accordingly our business may suffer.

8-10 Risks Related to Operation

(1) Depending on Specific Management

Kazutomo Robert Hori, Chairman and CEO, and other senior management staffs play the prominent roles in CYBIRD. If we lost the services of any of our key personnel, our business could suffer.

(2) Organization Growth

We will expand and amplify our organization to pace with market growth, however we may not be able to attract highly qualified staff in time. Furthermore, those who have proper skill-sets to catch up with the growth of the business may need higher cost, and it may cause a negative impact on our business performance and its growth.

8-11 Risk Related to Intellectual Property

We basically utilize many programs by using and combining some freeware software via Internet, but on case-by-case basis, we may infringe upon third-parties' intellectual rights.

Also, it is difficult to foresee how intellectual property rights, including patent rights, utility model rights, trademark rights and copyrights, will be applied to our content services. Accordingly we may inadvertently be infringing on intellectual property rights when the third party acquires the right to a patent. If a third party takes legal action against us, or prevents us from using the property rights, or demand payment for patent usage fees, we may be required to halt our business and it may negatively impact our business.

8-12 Risks Related to Lawsuit and Claims

We have not received any notices or complaints, and we are not subject to any actions for damages or injunctions. Although our legal section takes preventive actions, we may be subject to actions for damages. Depending upon the nature of the action and upon the degree of damage or damages incurred, our business may suffer. The following are possible examples.

- Damages suffered by content subscribers or wireless network operators due to failure of our network operator's server
- Business transaction problems related to the Mobile Commerce site
- Damages to our clients due to any delays on our part in developing systems, or failures in commissioned development projects and failed consultation and campaign support services
- Damages from violation of privacy due to the leakage of subscriber information or from misuse of that information resulting from inadequate control of subscriber information.

8-13 Others

(1) Dilution of Share Value

Resolutions have been approved at general shareholders' meetings in the past to grant stock option rights based on Article 280, Section 19 of the old Japanese Commercial Code and on Article 280, Sections 20 and 21 of the revised Japanese Commercial Code. If those stock option rights are exercised, the value of our common stock will be diluted, and this may affect stock prices.

(2) Stock Price Volatility

Because the number of shares issued is small and liquidity is not particularly high, the volatility risk of our stock is relatively high. Such high volatility in our stock price could affect our financial activities.

(3) Disclosure

Due to internal delay in the communication of information and other factors, we might fail to disclose material information properly. As a result, trading in our stock could be suspended, or we could be assessed some other penalty.

■ **Contact Information**

CYBIRD Co., Ltd. IR group

6-10-1 Roppongi, Minato-ku, Tokyo 106-6161

TEL: 81-3-5785-6111 FAX: 81-3-5785-9321

HP: www.cybird.co.jp/english/investor/

E-mail: ircontact@cybird.co.jp

Appendix

※New Business Segments



<Former Segments (Until FY2004)>
Mobile Content Business (CYBIRD IP)
Marketing Solution Business
Revenue Share Sales (Other company's IP)
Commisioned & Operation Business
Customer Support Business
E-Commerce Business
International Business
Technology-Related Business
<New Segments (From FY2005)>
Mobile Content Business
Content Sales (CYBIRD IP)
Revenue Share Sales (Other company IP)
Marketing Solution Business
Commisioned & Operation Business
Customer Support Business
Technology-Related Business
E-Commerce Business
Advertising Business (New)
International Business

※Changes

1. Mobile Content Business
   - The revenue share sales from IP content of other companies that were recorded by Marketing Solution Business previously are now included in the mobile content business.

2. Marketing Solution Business
   - The e-commerce business are included in a new, independent segment, E-Commerce Business
   - Technology-Related Business are included in the marketing solution business.

3. Advertising Business
   - Established as a new segment

CYBIRD IP Content Services List

as of September 30, 2005

Operator: i-mode

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound	1					¥105/¥315	06/01/00	
	TFM Chakushin Melody	1					¥105/¥315	12/03/01	
	Kaigoe Tsukuro ♪						¥210	05/07/02	
	SOUL TRAIN	1					¥315	10/06/03	
	CoolSound Real					1	¥105/¥210/¥315	02/15/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			5
Wallpaper/Screensaver	Cool Screen	1					¥105	02/01/00	
	Prinet						¥315	05/01/00	
	Chaku Kyara!	1					¥105/¥0	08/01/00	
	Machiuke Tsukuro ♪	1					¥210	10/02/00	
	ART☆Graphix α	1					¥210	01/26/01	
	Digital Tokoro-san	1					¥315	08/05/02	
	Chekira	1					¥210/¥0	12/02/02	
	Se-para	1					¥315	12/16/02	
	Inuyasha	1					¥315	03/17/03	
	DETECTIVE CONAN	1					¥210/¥0	04/21/03	
	Ke-tai Hamtaro.com	1					¥315	11/04/03	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			11
Game	Robo☆Robo	1					¥315	05/01/00	
	Kensho Puzzler	1					¥315	11/06/00	
	@Baka Games!	1					¥315/¥0	03/04/02	
	Cybird Style						¥0	06/17/02	
	Game no Dendoo	1					¥315	11/05/02	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			5
Fortune-telling	Kagami Ryuji Renseijutsu	1					¥210	12/01/99	
	Anata no Nedan?						¥105	08/01/00	
	Hosoki Kazuko	1					¥315	10/06/03	
	Ehara Hiroyuki Spritual Message		1				¥315	12/20/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			4
Others	Namiaru?	1	1				¥315	02/22/99	
	Tsuri-King	1					¥315	05/01/00	
	Wine-Wine						¥315	06/01/00	
	Go-eto!						¥0	02/01/00	
	Sokko Eiga Kensaku		1				¥315/¥0	10/07/02	
	Stardust WEB	1					¥315	02/01/00	
	Popteen-net	1					¥200	07/03/00	
	Nadeshiko Tsushin						¥210	12/02/00	
	Mobile Takarazuka	1					¥315/¥180/¥0	01/22/01	
	Inu-Neko no Kimochi	1					¥210/¥0	01/04/00	
	T2GO						¥0	09/06/04	
	ITmedia	1					¥315	12/02/02	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			12
Sub Total		26	3	0	0	1			
									37
Grand Total									

Operator: EZweb

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥315	11/01/00	
	TFM Chakushin Melody					1	¥105/¥32 ¥315/¥26	10/23/01	
	CoolSound Real					1	¥11/¥32/¥53/¥74/¥105/¥210/¥315	11/20/03	
	SOUL TRAIN						¥315	06/03/04	
	CoolSound Full					1		04/14/05	
	CoolSound RB						¥150/tune	07/28/05	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			6
Wallpaper/Screensaver	@Chaku Kyara Club						¥100/¥200	02/01/00	
	Prinet						¥315	09/20/00	
	@Chaku Kyara Benri Tokei	1					¥210	07/12/01	
	Chekira						¥210	03/03/03	
	Inuyasha						¥315	03/19/03	
	DETECTIVE CONAN						¥210	07/03/03	
	Ke-tai Hamtaro.com						¥315	11/20/03	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			7
Game	Mini-game ☆ Tengoku! 30	1					¥315	08/16/01	
	Kensho Puzzler	1					¥315	12/13/01	
	Robo☆Robo	1					¥315	12/19/02	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			3
Fortune-telling	Anata no Nedan? DX						¥210/¥52	07/05/01	
	Kagami Ryuji Renseijutsu	1					¥210	07/10/01	
	Super Kyosho Uranai	1		1			¥210	12/12/01	
	Hosoki Kazuko						¥315	12/04/03	
	Ehara Hiroyuki Spritual Message		1				¥315	01/13/05	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			5
Others	Tsuri-King						¥315	09/13/00	
	Go-eto!						¥0	10/03/00	
	Sokko Eiga Kensaku		1				¥315	12/04/01	
	@AJA						¥300	02/01/00	
	@AJA Mypage						¥210	11/15/00	
	@AJA Toukou Paradise						¥150	12/14/00	
	Cybird Style						¥0	10/23/02	
	ITmedia						¥315	01/16/03	
	Namiaru?		1				¥315	03/19/03	
	Mobile Takarazuka						¥315	08/07/03	
	Inu-Neko no Kimochi						¥210	01/15/04	
	T2GO						¥0	01/15/04	
	Stardust WEB		1				¥315	12/02/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			13
Sub Total		6	4	1	0	1			
									34

Operator: Vodafone

Genre	Content's Title	Java	Motion Picture	GPS	English	Chakuuta	Subscription Fee	Service-in (mm/dd/yy)	No.
Ringing Tone	CoolSound						¥105/¥315	12/04/00	
	TFM Chakushin Melody						¥105/¥37 ¥315/¥26	09/03/01	
	Keigoe Tsukuro ♪						¥210	12/03/01	
	SOUL TRAIN						¥315	05/12/04	
	CoolSound Real					1	¥105	06/16/04	
	CoolSound Full					1		08/17/05	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			6
Wallpaper/Screensaver	Chaku Kyara!						¥105 ¥210	12/10/99	
	Prinet						¥315	08/01/00	
	Digital Tokoro-san 3D town	1					¥210	01/15/02	
	Chekira	1					¥210	12/02/02	
	3D Machiuke Johokyoku	1					¥210	12/01/02	
	Inuyasha	1					¥315	03/03/03	
	DETECTIVE CONAN						¥210	05/14/03	
	Ke-tai Hamtaro.com						¥315	11/04/03	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			8
Game	R-TYPE	1					¥525	12/15/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			1
Fortune-telling	Kagami Ryuji Renseijutsu						¥210	12/10/99	
	Nandemo Shindan						¥315	12/10/99	
	Mademoiselle Ai, Ai no Hoshiuranai						¥210	09/01/00	
	Hosoki Kazuko						¥315	11/12/03	
	Ehara Hiroyuki Spritual Message		1				¥315	12/15/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			5
Others	Mobile Takarazuka						¥315	11/01/01	
	Seikyo no Kaigai Joho						¥315	12/10/99	
	@AJA Renai Navi						¥315	09/01/00	
	Tsuri-King	1					¥315	01/15/03	
	ITmedia						¥315	03/03/03	
	T2GO						¥0	10/01/03	
	Sokko Eiga Kensaku						¥315	12/01/03	
	Namiaru?		1				¥315	04/14/04	
	CONAN Mobile Shop						¥0	05/14/04	
	Stardust WEB		1				¥315	12/01/04	
		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]			10
Sub Total		6	3	0	0	2			
									30
Grand Total									101

File No.82-5139

JASDAQ

Results of Operation (Non-Consolidated), Interim Period ended September 30, 2005

English translation from the original Japanese-language document

November 24, 2005

CYBIRD Co., Ltd.
Security Code: 4823
(URL: http://www.cybird.co.jp/english/investor/)
Representative: Kazutomo Robert Hori
Chairman & CEO
Contacts: Tomosada Yoshikawa
Executive Vice President

Listing: JASDAQ
Head office: Tokyo

Tel: +81-3-5785-6111

Date of Approval by Board of Directors : November 24, 2005
Adoption of US GAAP : Not applicable

Interim Dividend Plan : Applicable
Adoption of Unit Stock System: No

1. Results of Operation, Interim Period FY ending March 31, 2006 (From April 1, 2005 to September 30, 2005)

(1) Results of Operation (Round down)

	Net Sales	Operating Income	Ordinary Income
	Millions of yen (%)	Millions of yen (%)	Millions of yen (%)
Interim ended September 30, 2005	6,129 (12.9)	239 (18.6)	265 (26.3)
Interim ended September 30, 2004	5,430 (23.1)	202 (-)	210 (-)
Year ended March 31, 2005	11,721	765	774

	Net Income	Earnings per Share
	Millions of yen (%)	yen
Interim ended September 30, 2005	221 (-77.8)	1,014.33
Interim ended September 30, 2004	997 (-)	4,882.98
Year ended March 31, 2005	1,482	7,251.78

Note: 1. Average Number of Shares Issued
(as of 9/30/2005) 218,292 shares (as of 9/30/2004) 204,243 shares (as of 3/31/2005) 204,398 shares
2. Change in Accounting Method: N/A
3. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.
4. % in Net Sales, Operating Income, Ordinary Income and Net Income indicates increase/decrease of each item compared with previous interim period.

(2) Dividends

	Interim Dividend per Stock	Annual Dividend per Stock
	yen	yen
Interim ended September 30, 2005	0	-
Interim ended September 30, 2004	0	-
Year ended March 31, 2005	-	334.00

(3) Financial Conditions (Round down)

	Total Assets	Shareholders' Equity	Equity Ratio	Shareholders' Equity per share
	Millions of yen	Millions of yen	%	yen
September 30, 2005	14,642	12,732	87.0	55,249.85
September 30, 2004	9,647	7,703	79.8	37,559.48
Year ended March 31, 2005	10,789	8,104	75.1	39,296.34

Note: 1. Number of Shares Issued as of the end of Fiscal Year:
(as of 9/30/2005) 230,461 shares (as of 9/30/2004) 205,089 shares (as of 3/31/2005) 206,247 shares
2. Amount of Treasury Stock as of the Interim end: Nil
3. Effective November 19, 2004, CYBIRD conducted a 3-for-1 stock split. For the sake of easy comparison, figures have been calculated as if the stock split occurred at the beginning of April 2004.

2. Earnings Forecasts for FY ending March 31, 2006 (from April 1, 2005 to March 31, 2006) (Round down)

	Net Sales	Ordinary Income	Net Income
	Millions of yen	Millions of yen	Millions of yen
FY ending March 31, 2006	13,500 – 15,500	850 – 1,150	510 – 690

Reference: Estimated Earnings per Share (Full Year) 2,212.95yen – 2,993.99
Calculated by the number of shares issued (230,461) at the end of the interim period.

The above-mentioned earnings forecasts for FY ending March 31, 2006 are premised on information available on the announcement date, and on the assumption which may affect on future results of operation. Actual results may be affected by various factors.